Exhibit 99.17

(Formerly Defi Technologies Inc.)

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021

(expressed in Canadian dollars)

Independent Auditor’s Report

To the Shareholders of Valour Inc.

Opinion

We have audited the financial statements of Valour Inc.. (“the Company”), which comprise the consolidated statements of financial position as at December 31, 2022 and the statements of changes in shareholders’ deficiency, comprehensive loss, and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2022, and its consolidated financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (“IFRS”).

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the consolidated financial statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the consolidated financial statements, which indicates that the Company incurred a net loss of $53,212,146 during the year ended December 31, 2022 and, its ability to continue as a going concern is contingent upon raising the necessary funds through the selling of investments, digital assets and issuance of equity or debt. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect to this matter.

Other Matter

The consolidated financial statements of the Company for the year ended December 31, 2021, were audited by another auditor who expressed an unmodified opinion on the financial statements on March 31, 2022.

Other Information

Management is responsible for the other information. The other information comprises Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management's Discussion and Analysis prior to the date of this auditors' report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor's Responsibilities for the Audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Ben Borgers.

/S/ BF Borgers CPA PC

BF Borgers CPA PC

Lakewood, Colorado

March 31, 2023

Valour Inc.

Valour Inc.

(Formerly DeFi Technologies Inc.)

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	Note	December 31, 2022	December 31, 2021
		$	$
Assets
Current
Cash and cash equivalents	20	4,906,165	9,161,034
Amounts receivable	4,20	67,102	32,565
Public investments, at fair value through profit and loss	3,20,23	17,227	18,146
Prepaid expenses	5	564,742	1,407,697
Digital assets	6	106,582,076	177,616,891
Digital assets loaned	6	-	107,228,465
Digital assets staked	6	-	83,895,414
Total current assets		112,137,312	379,360,212
Private investments, at fair value through profit and loss	3,20,23	43,505,269	10,257,760
Digital assets	6	53,358	1,312,970
Derivative asset	6,20	-	284,404
Equipment		20,623	33,569
Right of use assets	8	1,917,174	5,646
Intangible assets	9,10,11	5,581,188	21,723,987
Goodwill	10,11	46,712,027	46,712,027
Total assets		209,926,951	459,690,575
Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	8,12,20,23	5,822,379	4,412,171
Loan payable	13,20	52,821,600	-
ETP holders payable	14,20	105,740,627	363,491,362
Total current liabilities		164,384,606	367,903,533
Non-current liabilities
Lease liabilities	8	1,709,911	5,646
Total liabilities		166,094,517	367,909,179
Shareholders' equity
Common shares	18(b)(c)	166,151,401	163,265,466
Preferred shares		4,321,350	4,321,350
Share-based payments reserves	19	27,909,984	25,898,062
Accumulated other comprehensive income		(2,996,218)	241,064
Deficit		(151,554,084)	(101,944,546)
Total equity		43,832,434	91,781,396
Total liabilities and equity		209,926,951	459,690,575
Nature of operations and going concern	1
Commitments and contingencies	24

Approved on behalf of the Board of Directors:

“Tito Gandhi”	“Olivier Roussy Newton”
Director	Director

See accompanying notes to these consolidated financial statements

Valour Inc.

(Formerly DeFi Technologies Inc.)

Consolidated Statements of Operations and Comprehensive (Loss)

(Expressed in Canadian dollars)

		Years ended December 31,
	Note	2022	2021
		$	$

Revenues
Realized and net change in unrealized gains and (losses) on digital assets	15	(322,611,606)	(33,332,787)
Realized and net change in unrealized gains and (losses) on ETP payables	16	320,382,227	37,908,556
Realized and unrealized gain (loss) on derivative assets		(434,072)	284,604
Other trading income		-	16,865
Staking and lending income		4,519,001	3,356,032
Management fees		1,436,455	1,116,597
Node revenue		347,758	1,090,008
Realized gain (loss) on investments, net	3	(12,077)	(207,532)
Unrealized gain (loss) on investments, net	3	(1,986,557)	4,740,451
Interest income		55,264	108,284
Total revenues		1,696,393	15,081,078
Expenses
Operating, general and administration	17, 23	14,748,059	14,954,193
Share based payments	19	15,889,455	42,035,158
Depreciation - property, plant and equipment		18,342	8,284
Depreciation - right of use assets		69,322	49,217
Amortization - intangibles	11	2,277,443	3,582,697
Finance costs		4,014,038	1,186,408
Transaction costs		1,113,941	1,315,775
Foreign exchange (gain) loss		(324,699)	15,481
Impairment loss	11	13,865,356	17,483,284
Total expenses		51,671,257	80,630,497
(Loss) before other item		(49,974,864)	(65,549,419)
Excess purchase price over fair value of assets assumed (expensed)		-	(5,945,800)
Net (loss) for the year		(49,974,864)	(71,495,219)
Other comprehensive loss
Foreign currency translation (loss) gain		(3,237,282)	241,064
Net (loss) and comprehensive (loss) for the year		(53,212,146)	(71,254,155)
(Loss) per share
Basic		(0.25)	(0.37)
Diluted		(0.25)	(0.37)

Weighted average number of shares outstanding:
Basic		209,054,713	192,626,463
Diluted		209,054,713	192,626,463

See accompanying notes to these consolidated financial statements

Valour Inc.

(Formerly DeFi Technologies Inc.)

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

		Years ended December 31,
	Note	2022 $	2021 $
Cash (used in) provided by operations:
Net (loss) income for the year		$(49,974,864)	$(71,495,219)
Adjustments to reconcile net (loss) income to cash (used in)
operating activities:
Share-based payments	19	15,889,455	42,035,158
Impairment loss	11	13,865,356	17,483,284
Loss on deemed disposal of an associate		-	5,945,800
Interest income		(55,264)	(108,284)
Depreciation - Property, plant & equipment		18,342	-
Depreciation - right of use assets	8	69,322	-
Amortization - Intangible asset	9,10,11	2,277,443	3,640,198
Realized loss on investments, net		12,077	207,532
Unrealized loss (gain) on investments, net		1,986,557	(4,740,451)
Realized and net change in unrealized (gains) and loss on digital assets		322,611,606	22,213,636
Realized and net change in unrealized (gains) and loss on ETP		(320,382,227)	(37,908,556)
Realized and unrealized (loss) on derivative asset		434,072	-
Staking and lending income		(4,519,001)	(3,413,607)
Node revenue		(347,758)	(1,090,008)
Management fees		(1,436,455)	-
Unrealized loss (gain) on foreign exchange		4,171,619	(100,523)
		(15,379,720)	(27,331,040)
Adjustment for:
Purchase of digital assets		(231,392,840)	(649,502,651)
Disposal of digital assets		191,092,048	331,176,366
Purchase of investments		(34,649,658)	(2,185,225)
Disposal of investments		28,248	19,290,229
Loan provided		-	-
Change in amounts receivable		(34,537)	-
Change in prepaid expenses and deposits		693,287	443,187
Change in accounts payable and accrued liabilities		-	1,189,892
Net cash (used in) from operating activities		(89,643,172)	(326,919,242)
Investing activities
Additions to right of use assets		(1,411,062)	-
Equipment purchased		-	(31,410)
Lease payment		(1,258,033)	(48,695)
Cash received from acquisition of subsidiary		-	3,859,430
Net cash provided from investing activities		(2,669,095)	3,779,325
Financing activities
Proceeds from ETP holders		242,378,583	729,048,754
Payments to ETP holders		(196,516,517)	(395,369,306)
Loan Payable		53,117,760	-
Proceeds from issuance of units	18(b)	1,554,348	9,614,450
Share and warrant issuance costs	18(b)	(14,490)	(309,901)
Proceeds from exercise of warrants	18(b)	647,284	2,219,806
Proceeds from exercise of options	18(b)	45,000	238,940
Shares repurchased pursuant to NCIB		(13,154,570)	(13,434,017)
Net cash provided by financing activities		88,057,398	332,008,726
Effect of exchange rate changes on cash and cash equivalents		436,552	(39,850)
Change in cash and cash equivalents		(4,254,869)	8,828,959
Cash, beginning of period		9,161,034	332,075
Cash and cash equivalents, end of period		$4,906,165	$9,161,034
Supplemental information:
Value of shares issued for DeFi Holdings Inc.		-	19,800,000
Value of shares issued for Valour Structured Products, Inc.		-	78,175,969
Value of shares issued for Hive Blockchain Technologies Ltd		-	16,000,000
Shares issued for SDK:meda, LLC		-	3,420,000

See accompanying notes to these consolidated financial statements

Valour Inc.

(Formerly DeFi Technologies Inc.)

Consolidated Statements of Changes in Equity

(Expressed in Canadian dollars)

	Share-based payments
	Number of Common Shares	Common Shares	Number of Preferred Shares	Preferred Shares	Options	Deferred Shares Unit (DSU)	Treasury Shares	Warrants	Share-based Payments Reserve	Accumulated other comprehensive income	Deficit	Total

Balance, December 31, 2021	211,102,552	$163,265,466	4,500,000	$4,321,350	$18,232,675	$7,051,948	$27,453	$585,986	$25,898,062	241,064	(101,944,546)	91,781,396
Private Placement	7,736,865	1,367,932	-	-	-	-	-	171,926	171,926	-	-	1,539,858
Shares issued for debt settlement	138,767	296,160	-	-	-	-	-	-	-	-	-	296,160
NCIB	(8,560,100)	(6,743,038)	-	-	-	-	-	-	-	-	(6,411,536)	(13,154,574)
Warrants exercised	3,714,917	647,284	-	-	-	-	-	-	-	-	-	647,284
Value of warrants exercised	-	136,447	-	-	-	-	-	(136,447)	(136,447)	-	-	-
Warrants expired	-	-	-	-	-	-	-	(33,352)	(33,352)	-	33,352	-
Option exercised	500,000	45,000	-	-	-	-	-	-	-	-	-	45,000
Value of options exercised	-	39,600	-	-	(39,600)	-	-	-	(39,600)	-	-	-
Options cancelled	-	-	-	-	(5,150,380)	-	-	-	(5,150,380)	-	5,150,380	-
DSU exercised	4,377,500	3,561,550	-	-	-	(3,561,550)	-	-	(3,561,550)	-	-	-
Value of DSU exercised	-	3,535,000	-	-	-	(3,535,000)	-	-	(3,535,000)	-	-	-
DSU cancelled	-	-	-	-	-	(1,593,130)	-	-	(1,593,130)	-	1,593,130	-
Share-based payments	-	-	-	-	7,274,616	8,614,838	-	-	15,889,455	-	-	15,889,455
Net (loss) and comprehensive (loss) for the year	-	-	-	-	-	-	-	-	-	(3,237,282)	(49,974,864)	(53,212,145)
Balance, December 31, 2022	219,010,501	$166,151,401	4,500,000	$4,321,350	$20,317,312	$6,977,106	$27,453	$588,113	$27,909,984	$(2,996,218)	$(151,554,084)	$43,832,433
Balance, December 31, 2020	103,405,361	$23,357,691	4,500,000	$4,321,350	$276,407	$-	$-	$914,588	1,190,995	$-	$(22,566,240)	$6,303,796
Private Placements	5,000,000	10,000,000	-	-	-	-	-	-	-	-	10,000,000
Warrants issued	-	(309,901)	-	-	-	-	-	-	-	-	-	(309,901)
Shares issued for acquisitions	77,934,316	103,921,769	-	-	-	-	-	-	-	-	-	103,921,769
Treasury shares acquired	-	(7,360,000)	-	-	-	-	-	-	-	-	-	(7,360,000)
Shares issued for investments	13,000,000	19,420,000	-	-	-	-	-	-	-	-	-	19,420,000
NCIB	(7,078,200)	(5,552,561)	-	-	-	-	27,453	-	27,453	-	(7,908,909)	(13,434,017)
Warrants exercised	12,826,675	2,219,806	-	-	-	-	-	-	-	-	-	2,219,806
Value of warrants exercised	-	328,602	-	-	-	-	-	(328,602)	(328,602)	-	-	-
Option exercised	1,514,400	238,940	-	-	-	-	-	-	-	-	-	238,940
Value of options exercised	-	166,120	-	-	(166,120)	-	-	-	(166,120)	-	-	-
Options cancelled	-	-	-	-	(25,822)	-	-	-	(25,822)	-	25,822	-
DSU exercised	4,500,000	15,830,000	-	-	-	(15,830,000)	-	-	(15,830,000)	-	-	-
value of DSU exercised	-	1,005,000	-	-	-	(1,005,000)	-	-	(1,005,000)	-	-	-
Share-based payments	-	-	-	-	18,148,210	23,886,948	-	-	42,035,158	-	-	42,035,158
Net (loss) and comprehensive (loss) for the year	-	-	-	-	-	-	-	-	-	241,064	(71,495,219)	(71,254,155)
Balance, December 31, 2021	211,102,552	$163,265,466	4,500,000	$4,321,350	$18,232,675	$7,051,948	$27,453	$585,986	$25,898,062	$241,064	$(101,944,546)	$91,781,396

See accompanying notes to these consolidated financial statements

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements
Years ended December 31, 2022 and 2021
(Expressed in Canadian dollars unless otherwise noted)

1.	Nature of operations and going concern

Valour Inc. (the “Company” or “Valour”), is a publicly listed company incorporated in the Province of British Columbia and continued under the laws of the Province of Ontario. On January 21, 2021, the Company up listed its shares to NEO Exchange (“NEO”) under the symbol of “DEFI”. Valour is a Canadian technology company bridging the gap between traditional capital markets and decentralized finance. The Company generates revenues through the issuance of exchange traded products that synthetically track the value of a single DeFi protocol, investments in various companies and leading protocols across the decentralized finance ecosystem to build a diversified portfolio of decentralized finance assets and offering node management of decentralized protocols to support governance, security and transaction validation. The Company’s head office is located at 198 Davenport Road, Toronto, Ontario, Canada, M5R 1J2.

These consolidated financial statements were prepared on a going concern basis of presentation, which contemplates the realization of assets and settlement of liabilities as they become due in the normal course of operations for the next fiscal year. As at December 31, 2022, the Company has working capital (deficiency) of ($52,247,294) (December 31, 2021 - $11,456,679, including cash of $4,906,165 (December 31, 2021 - $9,161,034) and for the year ended December 31, 2022 had a net loss and comprehensive loss of $53,212,146 (for the year ended December 31, 2021 – $71,254,155). The Company’s current source of operating cash flow is dependent on the success of its business model and operations and there can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. The Company’s status as a going concern is contingent upon raising the necessary funds through the selling of investments, digital assets and issuance of equity or debt. Management believes its working capital will be sufficient to support activities for the next twelve months and expects to raise additional funds when required and available. There can be no assurance that funds will be available to the Company with acceptable terms or at all. These matters constitute material uncertainties that cast significant doubt about the ability of the Company to continue as a going concern.

These consolidated financial statements do not reflect adjustments in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

2.	Significant accounting policies

(a)	Statement of compliance

These consolidated financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The policies as set out below were consistently applied to all the periods presented unless otherwise noted. These consolidated financial statements of the Company were approved for issue by the Board of Directors on March 31, 2023.

(b)	Basis of consolidation

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect these returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are deconsolidated from the date control ceases. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiary after eliminating inter-entity balances and transactions.

These consolidated financial statements of fiscal 2022 comprise the financial statements of the Company and its wholly owned subsidiaries Electrum Streaming Inc. (“ESI”), DeFi Capital Inc. (“DeFi Capital”), DeFi Holdings (Bermuda) Ltd. (“DeFi Bermuda”), Valour Inc. (Cayman), DeFi Europe AG, Crypto 21 AB and Valour Management Limited. All material intercompany transactions and balances between the Company and its subsidiary have been eliminated on consolidation.

Intercompany balances and any unrealized gains and losses or income and expenses arising from intercompany transactions are eliminated in preparing the consolidated financial statements.

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements
Years ended December 31, 2022 and 2021
(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(c)	Basis of preparation and functional currency

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments and investments that have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Foreign currency transactions are recorded at the exchange rate as at the date of the transaction. At each statement of financial position date, monetary assets and liabilities in foreign currencies other than the functional currency are translated using the year end foreign exchange rate. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non- monetary assets and liabilities in foreign currencies other than the functional currency are translated using the historical rate. All gains and losses on translation of these foreign currency transactions and balances are included in the profit and loss. The functional currency for Valour Inc., DeFi Capital, and ESI is the Canadian dollar, and the functional currency for DeFi Bermuda, Valour Inc. (Cayman), DeFi Europe AG, Crypto 21 AB and Valour Management Limited is US Dollars.

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,

●	income and expenses for each statement of loss and comprehensive loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

●	all resulting exchange differences are recognized in other comprehensive loss.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities and of borrowings are recognized in other comprehensive loss. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

(d)	Significant accounting judgements, estimates and assumptions

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements

Years ended December 31, 2022 and 2021

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(d)	Significant accounting judgements, estimates and assumptions (continued)

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

(i)	Accounting for digital assets

Among its digital asset holdings, only USDC was classified by the Company as a financial asset. The rest of its digital assets was classified following the IFRS Interpretations Committee (the “Committee”) published its agenda decision on Holdings of Cryptocurrencies in June 2019. The Committee concluded that IAS 2 – Inventories applies to cryptocurrencies when they are held for sale in the ordinary course of business, otherwise an entity should apply IAS 38 - Intangible Assets to holdings of cryptocurrencies. The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2 - Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value less costs to sell are recognized in profit or loss. Digital currencies consist of cryptocurrency denominated assets (see Note 6) and are included in current and long-term assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The cost to sell digital assets is nominal. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position. Fair Value for Bitcoin, Ethereum, Cardano, Polkadot, Solana and Uniswap is determined by taking the price at 17:30 CET from Kraken, Bitstamp, Bitfinex, Binance and Coinbase exchanges consistent with the pricing of the Exchange Trade Products (“ETP”). Fair value for the other digital assets is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com.

(ii)	Fair value of financial derivatives

Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. Valuation technique such as Black Scholes model is used to value these instruments. Refer to Notes 3 and 20 for further details.

(iii)	Fair value of investment in securities not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. Refer to Notes 3 and 20 for further details.

(iv)	Share-based payments

The Company uses the Black-Scholes option pricing model to fair value options in order to calculate share-based compensation expense. The Black-Scholes model involves six key inputs to determine the fair value of an option: risk-free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based compensation expense.

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements

Years ended December 31, 2022 and 2021

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(d)	Significant accounting judgements, estimates and assumptions (continued)

(v)	Business combinations and goodwill

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. In a business combination, all identifiable assets and liabilities acquired are recorded at their fair values. In determining the allocation of the purchase price in a business combination, including any acquisition related contingent consideration, estimates including market based and appraisal values are used. The contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Goodwill is assessed for impairment annually.

(vi)	Contingencies (See Note 24 for details)

(vii)	Estimated useful lives and impairment considerations

Amortization of intangible assets is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of impairment of these assets is dependent upon estimates of recoverable amounts that consider factors such as economic and market conditions and the useful lives of assets.

(viii)	Impairment of non-financial assets

The Company’s non-financial assets include prepaid expenses, digital assets excluding USDC, equipment and right of use assets, intangibles and goodwill. Impairment of these non-financial assets exists when the carrying value of an asset exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. These calculations are based on available data, other observable inputs and projections of cash flows, all of which are subject to estimates and assumptions. See Note 11 for the discussion regarding impairment of the Company’s non-financial assets.

(ix)	Functional currency

The functional currency of the Company has been assessed by management based on consideration of the currency and economic factors that mainly influence the Company’s digital currencies, production and operating costs, financing and related transactions. Specifically, the Company considers the currencies in which digital currencies are most commonly denominated and the currencies in which expenses are settled, by each entity, as well as the currency in which each entity receives or raises financing. Changes to these factors may have an impact on the judgment applied in the determination of the Company’s functional currency.

(x)	Assessment of transaction as an asset purchase or business combination

Assessment of a transaction as an asset purchase or a business combination requires judgements to be made at the date of acquisition in relation to determining whether the acquiree meets the definition of a business. The three elements of a business include inputs, processes and outputs. When the acquiree does not have outputs, it may still meet the definition of a business if its processes are substantive which includes assessment of whether the process is critical and whether the inputs acquired include both an organized workforce and inputs that the organized workforce could convert into outputs.

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements

Years ended December 31, 2022 and 2021

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(e)	Financial instruments

Financial assets and financial liabilities are recognized on the Company’s statement of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company’s financial instruments consist of cash, amounts receivable, public investments, private investments, derivative asset, accounts payable and accrued liabilities and ETP holders payable.

(i)	Investments

Purchases and sales of investments where the Company cannot exert control or significant influence are recognized on a trade date basis. Public and private investments at fair value through profit or loss are initially recognized at fair value, with changes in fair value reported in profit (loss). At each financial reporting period, the Company’s management estimates the fair value of its investments based on the criteria below and reflects such valuations in the financial statements.

Transaction costs are expensed as incurred in the statements of loss. The determination of fair value requires judgment and is based on market information where available and appropriate. At the end of each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such changes in valuations in the statements of loss. The Company is also required to present its investments (and other financial assets and liabilities reported at fair value) into three hierarchy levels (Level 1, 2, or 3) based on the transparency of inputs used in measuring the fair value, and to provide additional disclosure in connection therewith (see Note 20, “Financial instruments”). The three levels are defined as follows:

Level 1 – investment with quoted market price;

Level 2 – investment which valuation technique is based on observable market inputs; and

Level 3 – investment which valuation technique is based on non-observable market inputs.

Publicly traded investments:

1. Securities, including shares, options, and warrants which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted closing prices at the statement of financial position date or the closing price on the last day the security traded if there were no trades at the statement of financial position date. The Company utilizes the quoted closing prices provided they fall within the bid-ask spread. In circumstances where the quoted closing prices are not within the bid-ask spread, the Company will determine the point within the bid-ask spread that is most representative of fair value. These are included in Level 1 as disclosed in Note 20.

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements

Years ended December 31, 2022 and 2021

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(e)	Financial instruments (continued)

(i)	Investments (continued)

2. Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer are recorded at amounts discounted from market value. Shares that are received as part of a private placement that are subject to a standard four-month hold period are not discounted due the short term of the hold period. In determining the discount for such investments, the Company considers the nature and length of the restriction, business risk of the investee corporation, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments. These are included in Level 2 in Note 20.

3. Warrants or options of publicly traded securities which do not have a quoted price are carried at an estimated fair value calculated using the Black-Scholes option pricing model if sufficient and reliable observable market inputs are available. These are included in Level 2 as disclosed in Note 20.

4. Securities which are traded on a recognized securities exchange but which do not have an active market are recorded at the most recent transaction price. These are included in Level 3 in Note 20.

The amounts at which the Company’s publicly traded investments could be disposed of may differ from carrying values based on market quotes, due to market price changes and the fair value was determined at a specific time, the value at which significant ownership positions are sold is often different than the quoted market price due to a variety of factors such as premiums paid for large blocks or discounts due to illiquidity. Such differences could be material.

Privately held investments:

1. Securities in privately held companies (other than options and warrants) are initially recorded at cost, being the fair value at the time of acquisition. At the end of each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the financial statements. These are included in Level 3 as disclosed in Note 20. Options and warrants of private companies are carried at fair value using valuation technique.

With respect to valuation, the financial information of private companies in which the Company has investments may not always be available, or such information may be limited and/or unreliable. Use of the valuation approach described below may involve uncertainties and determinations based on the Company’s judgment and any value estimated from these may not be realized or realizable. In addition to the events described below, which may affect a specific investment, the Company will take into account general market conditions when valuing the privately held investments in its portfolio. In the absence of occurrence of any of these events or any significant change in general market conditions indicates generally that the fair value of the investment has not materially changed.

2. An upward adjustment is considered appropriate and supported by pervasive and objective evidence such as significant subsequent equity financing by an unrelated investor at a transaction price higher than the Company’s carrying value; or if there have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a positive impact on the investee company’s prospects and therefore its fair value. In these circumstances, the adjustment to the fair value of the investment will be based on management’s judgment and any value estimated may not be realized or realizable. Such events include, without limitation:

●	political changes in a country in which the investee company operates which, for example, reduce the corporate tax burden, or to an extent that, it was not previously allowed, or reduce or eliminate the need for approvals;

●	receipt by the investee company of approvals, which allow the investee company to proceed with its project(s);

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements

Years ended December 31, 2022 and 2021

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(e)	Financial instruments (continued)

(i)	Investments (continued)

Privately held investments: (continued)

●	release by the investee company of positive operational results, which either proves or expands their investee’s prospects; and

●	important positive management changes by the investee company that the Company’s management believes will have a very positive impact on the investee company’s ability to achieve its objectives and build value for shareholders.

3. Downward adjustments to carrying values are made when there is evidence of a decline in value as indicated by the assessment of the financial condition of the investment based on third party financing, operational results, forecasts, and other developments since acquisition, or if there have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a negative impact on the investee company’s prospects and therefore its fair value. The amount of the change to the fair value of the investment is based on management’s judgment and any value estimated may not be realized or realizable. Such events include, without limitation:

●	political changes in a country in which the investee company operates which increases the tax burden on companies;

●	denial of the investee company’s application for approvals which prohibit the investee company from proceeding with its projects;

●	the investee company releases negative operating results;

●	changes to the management of the investee company take place which the Company believes will have a negative impact on the investee company’s ability to achieve its objectives and build value for shareholders;

●	the investee company is placed into receivership or bankruptcy; and

●	based on financial information received from the investee company, it is apparent to the Company that the investee company is unlikely to be able to continue as a going concern.

The resulting values may differ from values that would be realized had a ready market existed. The amounts at which the Company’s privately held investments could be disposed of may differ from the carrying value assigned. Such differences could be material.

(ii)	Financial assets other than investments at fair value and liabilities

Financial assets

Initial recognition and measurement

Non-derivative financial assets within the scope of IFRS 9 are classified and measured as “financial assets at fair value”, as either fair value through profit or loss (“FVPL”) or fair value through other comprehensive income (“FVOCI”), and “financial assets at amortized costs”, as appropriate. The Company determines the classification of financial assets at the time of initial recognition based on the Company’s business model and the contractual terms of the cash flows.

All financial assets are recognized initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial assets with embedded derivatives are considered in their entirety when determining their classification at FVPL or at amortized cost. Other accounts receivable held for collection of contractual cash flows are measured at amortized cost.

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements

Years ended December 31, 2022 and 2021

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(e)	Financial instruments (continued)

Subsequent measurement – financial assets at amortized cost

After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the Effective Interest Rate (“EIR”) method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Subsequent measurement – financial assets at FVPL

Financial assets measured at FVPL include financial assets management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the statements of financial position with changes in fair value recognized in other income or expense in the statements of earnings (loss). The Company’s investments are classified as financial assets at FVPL.

Subsequent measurement – financial assets at FVOCI

Financial assets measured at FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVOCI. The Company does not measure any financial assets at FVOCI.

After initial measurement, investments measured at FVOCI are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income or loss in the statements of comprehensive income (loss). When the investment is sold, the cumulative gain or loss remains in accumulated other comprehensive income or loss and is not reclassified to profit or loss.

Dividends from such investments are recognized in other income in the statements of earnings (loss) when the right to receive payments is established.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Impairment of financial assets

The Company has elected to apply the simplified approach to impairment as permitted by IFRS 9, which requires the expected lifetime loss to be recognized at the time of initial recognition of the receivable. To measure estimated credit losses, accounts receivable have been grouped based on shared credit risk characteristics, including the number of days past due. An impairment loss is reversed in subsequent periods if the amount of the expected loss decreases and the decrease can be objectively related to an event occurring after the initial impairment was recognized.

Financial liabilities

Initial recognition and measurement

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. ETP holders payable are designated as financial liability at fair value through profit or loss on initial recognition. Their fair value is a function of the unadjusted quoted price of the digital asset underlying the ETP, less any accumulated management fees. The fair value basis is consistent with the measurement of the underlying digital assets which are measured at fair value. The Company’s financial liabilities also include accounts payable and accrued liabilities and loans payable, which are measured at amortized cost. All financial liabilities are recognized initially at fair value and in the case of long-term debt, net of directly attributable transaction costs.

Subsequent measurement – financial liabilities at amortized cost

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognized in other income or expense in the statements of earnings (loss).

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements

Years ended December 31, 2022 and 2021

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(f)	Cash

Cash is comprised of cash on hand and deposits that generally mature within 90 days from the date of acquisition. Deposits are held in Canadian chartered banks or in a financial institution controlled by a Canadian chartered bank.

(g)	Revenue recognition

Revenue is recognized at an amount that reflects the consideration to which the Company is expected to be entitled in exchange for transferring services to a customer. For each contract with a customer, the Company: identifies the contract with a customer; identifies the performance obligations in the contract; determines the transaction price which takes into account estimates of variable consideration and the time value of money; allocates the transaction price to the separate performance obligations on the basis of the relative stand-alone selling price of each distinct service to be delivered; and recognizes revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the services promised. Revenue is recognized only when it is probable that the economic benefits associated with the transaction will flow to the Company. However, when an uncertainty arises about the collectability of an amount already included in revenue, the uncollectible amount, or the amount in respect of which recovery has ceased to be probable, is recognized as an expense, rather than as an adjustment of the amount of revenue originally recognized.

Management fees

The Company recognizes revenue from management fees earned on various ETP products. The management fee percentage is outlined in each ETP prospectus. The management fee is calculated daily based on the daily ETP net asset value and is recognized daily when the management fee is calculated. The management fee is deducted from the net asset value of the ETPs. The management fees are valued in the underlying ETPs base currency and converted into USD daily.

Other revenues

The Group earns revenue from aggregating small individual trades during the day to facilitate hedging and optimize liquidity and hedging them periodically. These are computed as net fiat receivables and are measured based on the average daily USD rates at the end of each day.

Public and private investments

Realized gains and losses on the disposal of investments and unrealized gains and losses in the value of investments are reflected in the statement of loss on a trade date basis. Upon disposal of an investment, previously recognized unrealized gains or losses are reversed, so as to recognize the full realized gain or loss in the period of disposition. All transaction costs are expensed as incurred.

(h)	Lending, staking and node revenue

Lending and Staking

The Company earns a yield based on digital assets that are lent or staked with various reputable digital asset exchanges. The Company transfers digital asset to either staking account within the exchange platform and into staking custody accounts. The Company transfers the digital assets to those staking accounts in return the counterparty delivers staking and lending returns in return. The digital assets rewards are based on the rewards offered at the time the Company enters into staking or lending arrangements. The transaction price is an interest rate offered for the digital asset deposit. Over the period that the digital assets are staked or lent, the digital assets rewards are deposited into the custody accounts. The rewards are based on the amount of digital assets staked or lent and the rate offered by the custodian at that time. Staking and lending rewards are recognized as revenue as they are earned over the period the digital assets are staked or loaned. Consistent with the market convention, the yields are earned in digital assets and are measured by using a daily or weekly USD conversion rate, recorded in profit or loss in the period they are earned.

Staking allows the Group to earn passive income through a process that is used to verify cryptocurrency transactions. It involves committing holdings on an overnight basis to support a blockchain network and confirming transactions. Cryptocurrencies that allow staking use a “consensus mechanism” called Proof of Stake, which is the way they ensure that all transactions are verified and secured without a bank or payment processor in the middle. Not all cryptocurrencies operate in this manner (for example BitCoin and Ethereum 1.0 use a different protocol called “Proof of Work”), and therefore, staking is limited to a subset of cryptocurrencies only.

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements

Years ended December 31, 2022 and 2021

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(i)	Lending, staking and node revenue

Node Revenue

Node revenue is earned as transactions are validated on a blockchain. When transactions are validated on the blockchain, the Company receives rewards from that blockchain. The transaction price are the rewards earned by the Company as transactions are validated by the Company’s node. The Company receives rewards for these services provided to the blockchain. The blockchain token rewards are only earned when the Company validates transactions that take place on the blockchain. When a transaction is validated by the Company’s node, rewards are deposited to the Company’s account. As the tokens are earned, revenue is calculated by summing up the tokens earned each day and multiplying the value of reward tokens on each day they are earned.

(j)	Leases

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company, as a lessee, recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove any improvements made to branches or office premises. The right-of-use asset is subsequently amortized using the straight-line method from the commencement date to the end of the lease term. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in net income if the carrying amount of the right-of-use asset has been reduced to zero. The Company presents right-of-use assets and lease liabilities in the Consolidated Statement of Financial Position. The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(k)	Operating segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision maker has been identified as the management team including the Chief Executive Officer and Chief Operating Officer.

The Company’s material operating segments are located in Canada, Bermuda and Cayman Islands (See Note 25 for details).

(l)	Income (loss) per share

Basic income (loss) per share is calculated by dividing the net income (loss) by the weighted-average number of the Company’s common shares outstanding during the period. Diluted income (loss) per share is calculated by dividing the applicable net income (loss) by the sum of the weighted-average number of common shares outstanding if dilutive common shares had been issued during the period. The calculation of diluted income (loss) per share assumes that outstanding stock options and warrants with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price for the period. Diluted income per share for the year ended December 31, 2022 and 2021 all stock options and warrants were anti-dilutive and excluded from the calculation of dilutive loss per share.

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements

Years ended December 31, 2022 and 2021

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(m)	Comprehensive income (loss)

Total comprehensive income (loss) comprises all components of profit or loss and other comprehensive income (loss). Other comprehensive income (loss) includes gains and losses from translating the financial statements of an entity’s whose functional currency differs from the presentation currency.

(n)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(o)	Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Fair value is measured at grant date and each tranche is recognized on a graded-vesting basis over the period in which options vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity reserve.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service. For options that expire unexercised, the recorded value is transferred to deficit.

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements

Years ended December 31, 2022 and 2021

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(p)	Investment in Associate

Associates are entities over which the Company has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments over which the Company has the ability to significantly influence are initially recorded at cost. When the initial recognition of the investment in the associate occurs as a result of a loss of control of a former subsidiary, the fair value of the retained interest in the former subsidiary on the date of the loss of control is deemed to be the cost on initial recognition. Investment income (loss) is calculated using the equity method. The Company’s share of the associate’s profit or loss is recognized in the consolidated statements of operations and its share of movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Company’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Company determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the consolidated statements of operations. Profits and losses resulting from upstream and downstream transactions between the Company and its associate are recognised in the Company’s financial statements only to the extent of unrelated investors’ interests in the associate. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Company. Dilution gains and losses arising in investments in associates are recognized in the consolidated statements of operations. The investment account of the investor reflects: i) the cost of the investment in the investee; ii) the investment income or loss (including the investor’s proportionate share of discontinued operations) relating to the investee subsequent to the date when the use of the equity method first became appropriate; and iii) the investor’s proportion of dividends paid by the investee subsequent to the date when the use of the equity method first became appropriate

(q)	Digital Assets

The IFRS Interpretations Committee (the “Committee”) published its agenda decision on Holdings of Cryptocurrencies in June 2019. The Committee concluded that IAS 2 – Inventories applies to cryptocurrencies when they are held for sale in the ordinary course of business, otherwise an entity should apply IAS 38 - Intangible Assets to holdings of cryptocurrencies. The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2 - Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value less costs to sell are recognized in profit or loss.

Digital assets consist of cryptocurrency denominated assets (see Note 6) and are included in current assets. Digital assets are measured using unadjusted quoted prices taken from active markets, where available. Fair value measurement for digital assets with available active market prices has been classified as Level 1 in the fair value hierarchy. The Fair Value of digital assets is determined by taking the price at 17:30 CET from Kraken, Bitstamp, Bitfinex, Binance and Coinbase exchanges consistent with the pricing of the Exchange Traded Products.

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements
Years ended December 31, 2022 and 2021
(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(q)	Digital Assets (continued)

Disclosure

The Group applies the disclosure requirements in the IFRS Standard applicable to its holding of cryptocurrencies. Accordingly, the Group applies the disclosure requirements in IAS 2 – Inventories for holdings of cryptocurrencies. If an entity measures its holding in cryptocurrencies at fair value, IFRS 13 Fair Value Measurement specifies applicable disclosure requirements. In applying IAS 1 Presentation of Financial Statements, the Group discloses judgements that its management has made regarding its accounting for holdings of cryptocurrencies if those are part of the judgements that had a significant effect on the amounts recognized in the consolidated financial statements.

The Group has evaluated the impact of the Agenda Paper and has determined that cryptocurrencies with an active market should be classified as digital assets and measured at fair value through other profit or loss.

Increases and decreases in the fair value of digital assets are recognized through profit or loss. Digital assets are derecognized when the Group has transferred substantially all the risks and rewards of ownership on disposal.

(r)	Digital Asset Loaned

Initial recognition and measurement

The Company enters into loan agreements with various digital asset exchanges to earn yield based on the digital assets that are lent. At the time the Company enters into the loan agreement, the digital asset is derecognized from digital assets as the borrower obtains the rights to direct the use of the digital asset and the Company recognizes this as digital assets loaned, measured at the fair value of the loaned digital asset.

Subsequent measurement

During the term of the digital asset loan, the digital asset loaned is measured at the fair value based on the fair market value of loaned digital assets with any gains / (losses) resulting from remeasuring the digital asset loaned to the realized and net change in unrealized gains and losses on digital assets.

Derecognition

At the end of the digital asset loan, the digital asset loaned is derecognized and re-recorded as digital assets at the carrying amount of the digital asset loaned.

(s)	Intangible assets

Intangible assets consist of brand names. The Company has estimated the brand name will contribute cash flows for 10 years.

Intangible assets are carried at cost less accumulated amortization and impairment losses.

Impairment

Impairments are recorded when the recoverable amounts of assets are less than their carrying amounts. The recoverable amount is the higher of an asset’s fair value less costs to dispose or its value in use. Impairment losses are evaluated for potential reversals of impairment when events or changes in circumstances warrant such consideration.

The carrying values of all intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements
Years ended December 31, 2022 and 2021
(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(t)	Goodwill

Goodwill arising on a business acquisition is recognized as an asset at the date that control is acquired (the “acquisition date”). Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest (if any) in the entity over the fair value of the identifiable net assets.

Goodwill is not amortized but is reviewed for impairment at least annually or sooner if indicators of impairment exist. Goodwill is tested for impairment at the group level representing the lowest level at which management monitors it, the operating segment level. Any impairment loss is recognized immediately in profit or loss and is not subsequently reversed.

No impairment losses have been recognized in the consolidated statements of loss related to goodwill.

For the year ended December 31, 2022 and 2021, the Company did not experience any triggering events or additional information that the goodwill’s recoverable amount was significantly different than its carrying amount.

(u)	Share capital

Financial instruments issued by the Company are classified as share capital only to the extent that they do not meet the definition of a financial liability. The Company’s common shares are classified as equity instruments. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Repurchases by the Company of its own common shares under a Normal Course Issuer Bid (“NCIB”) are accounted for in accordance with IAS 32, Financial Instruments: Presentation. Upon reacquiring common shares under a NCIB, the Company deducts from equity the purchase price of these common shares and any costs to acquire such common shares. Any such common shares held by the Company are considered treasury shares until they are cancelled.

(v)	Provisions

Provisions are recognized when (a), the Company has a present obligation (legal or constructive) as a result of a past event, and (b), it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

As at December 31, 2022, the Company recorded a legal provision of $2,000,000 (December 31, 2021, $Nil).

(w)	New and future accounting change

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods on or after January 1, 2023 or later periods. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following amendments were adopted by the Company on January 1, 2022. The adoption of these amendments had no significant impact on the Company’s financial statements.

IAS 16, Property, Plant and Equipment - The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use.

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements
Years ended December 31, 2022 and 2021
(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(w)	New and future accounting change

IFRS 9 – Financial Instruments - The IASB has issued an amendment to IFRS 9 Financial Instruments clarifying which fees to include in the test in assessing whether to derecognize a financial liability. Only those fees paid or received between the borrower and the lender, including fees paid or received by either the entity or the lender on the other’s behalf are included.

3.	Investments, at fair value through profit and loss

At December 31, 2022, the Company’s investment portfolio consisted of one publicly traded investments and eight private investments for a total estimated fair value of $43,522,496 (December 31, 2021 – one publicly traded investment and seven private investments at a total estimated fair value of $10,275,906).

During the year ended December 31, 2022 the Company had a realized (loss) of ($12,077) and an unrealized losses of $(1,986,557) (December 31, 2021 – realized (loss) of ($207,532)) and an unrealized gains of $4,740,451) on private and public investments.

Public Investments

At December 31, 2022, the Company’s one public investment had a total fair value of $17,227.

Public Issuer	Note	Security description	Cost	Value	% of FV
Smart Valor AG		19,000 SDR	150,908	17,227	100.0%
Total public investments			$150,908	$17,227	100.0%

At December 31, 2021, the Company’s one publicly traded investments had a total fair value of $18,146.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Silo Wellness Inc.	(i)	403,250 common shares	40,325	18,146	100.0%
Total public investments			$40,325	$18,146	100.0%

(i) Investments in related party entities (Note 23)

At December 31, 2022, the Company’s eight private investments had a total fair value of $43,505,269.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
3iQ Corp.		187,007 common shares	$1,122,042	$3,740,473	8.6%
Brazil Potash Corp.	(i)	404,200 common shares	1,998,668	2,189,794	5.0%
Earnity Inc.		85,142 preferred shares	130,946	14,991	0.0%
Luxor Technology Corporation		201,633 preferred shares	630,505	677,268	1.6%
SDK:meta, LLC		1,000,000 units	3,420,000	-	0.0%
SEBA Bank AG		3,906,250 non-voting shares	34,498,750	36,652,500	84.2%
Skolem Technologies Ltd.		16,354 preferred shares	177,488	189,611	0.4%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	37,809	40,632	0.1%
Total private investments			$42,016,208	$43,505,269	100.0%

(i) Investments in related party entities (Note 23)

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements
Years ended December 31, 2022 and 2021
(Expressed in Canadian dollars unless otherwise noted)

3.	Investments, at fair value through profit and loss (continued)

Private Investments

At December 31, 2021, the Company’s seven private investments had a total fair value of $10,257,760.

Private Issuer	Note	Security description	Cost	Fair Value	% of FV
3iQ Corp.		187,007 common shares	$1,122,042	$3,740,140	36.6%
Brazil Potash Corp.	(i)	404,200 common shares	1,998,668	2,049,779	20.0%
Earnity Inc.		85,142 preferred shares	130,946	198,356	1.9%
Luxor Technology Corporation		201,633 preferred shares	630,505	633,963	6.2%
SDK:meta, LLC		1,000,000 units	3,420,000	3,420,000	33.3%
Skolem Technologies Ltd.		16,354 preferred shares	177,488	177,488	1.7%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	37,809	38,034	0.4%
Total private investments			$7,517,458	$10,257,760	100.1%

4.	Amounts receivable

	31-Dec-22	31-Dec-21
Other receivable	$67,102	$32,565

5.	Prepaid expenses

	31-Dec-22	31-Dec-21
Prepaid insurance	$61,064	$950,850
Prepaid expenses	503,677	456,847
	$564,742	$1,407,697

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements
Years ended December 31, 2022 and 2021
(Expressed in Canadian dollars unless otherwise noted)

6.	Digital Assets

As at December 31, 2022, the Company’s digital assets consisted of the below digital currencies, with a fair value of $106,635,434 (December 31, 2021 - $370,053,740). Digital currencies are recorded at their fair value on the date they are acquired and are revalued to their current market value at each reporting date. Fair value for Bitcoin, Cardano, Ethereum, Polkadot, Solana and Uniswap is determined by taking the price at 17:30 CET from Kraken, Bitfinex, Binance and Coinbase exchanges consistent with the pricing of the ETP. Fair value for the other digital assets is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com. The Company’s holdings of digital assets consist of the following:

	December 31, 2022		December 31, 2021
	Quantity	$	Quantity	$
Binance Coin	11.1000	3,678	0.3000	197
Bitcoin	2,126.5130	47,498,630	1,837.5692	112,052,901
Ethereum	21,141.7368	34,333,700	18,666.2358	89,582,049
Cardano	36,438,339.0800	12,004,332	34,447,996.7900	59,079,245
Polkadot	931,646.4544	5,407,239	1,133,717.2970	40,213,624
Solana	428,280.68	5,537,534	294,114.51	65,591,792
Mobilecoin	2,855.5045	-	2,854.9570	35,506
Shyft	3,507,575.4684	37,530	1,137,025.7440	616,106
Uniswap	148,734.0602	1,021,542	66,993.0000	1,557,232
USDC		1,586		4,063
USDT		14,134		8,055
Doge	10,000.0000	914		-
Cosmos	201.0000	2,531		-
Avalanche	48,995.3900	712,745		-
Matic	890.0000	906		-
Shiba Inu	90,000,000.0000	975		-
Ripple	2,000.0000	919		-
Enjin	10,009.9900	3,180		-
Terra Luna	199,195.3600	-		-
Current		106,582,076		368,740,770
Blocto	251,424.913	6,737	251,424.913	607,519
Maps	285,713.000	-	285,713.000	92,478
Oxygen	400,000.000	-	400,000.000	352,266
Boba Network	250,000.00	-	-	-
Saffron.finance	86.21	2,345	86.210	24,850
Clover	310,000.00	13,216	190,000.000	118,032
Sovryn	15,458.95	2,342	13,916.670	117,771
Wilder World	148,810.00	28,660	-	-
Pyth	2,500,000.00	-	-	-
Volmex	2,925,878.00	58	2,925,878.000	54
Long-Term		53,358		1,312,970
Total Digital Assets		106,635,434		370,053,740

The Company has classified digital assets as long-term where the digital assets acquired via SAFT which have terms where the digital assets are be released over time. SAFT is a contractual investment agreement that involves the agreement of the authorized investors to finance the crypto developers’ projects in exchange for crypto tokens at a future date. The SAFT contract is deemed a hybrid instrument where the host is a prepayment denominated in the Company’s functional currency and the embedded derivative is crypto asset forward contract. The embedded derivative is measured at fair with fair value changes recorded within statement of income. As at December 31, 2022, the embedded derivative component aggregate to $nil (2021: $284,404).

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements
Years ended December 31, 2022 and 2021
(Expressed in Canadian dollars unless otherwise noted)

6.	Digital Assets (continued)

The continuity of digital assets for the year ended December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Opening balance	$370,053,740	$636,600
Digital assets acquired	231,392,840	729,666,919
Digital assets disposed	(191,092,048)	(331,176,366)
Realized gain on digital assets	(47,595,430)	2,291,313
Digital assets earned from staking, lending and fees	5,955,456	3,356,020
Net change in unrealized gains and losses on digital assets	(275,739,651)	(34,720,746)
Foregin exchange gain	13,660,527	-
	$106,635,434	$370,053,740

In the normal course of business, the Company enters into open-ended staking and lending arrangements with certain financial institutions, whereby the Company stakes and loans certain digital assets in exchange for interest income payable in the underlying digital asset loaned or staked. The Company can demand the repayment of the loans and accrued interest can be terminated within 5 days notice and staked coins can be returned on a 1 days notice. The digital assets staked and loaned are included in the balance above.

Digital Assets loaned

As of December 31, 2022, the Company had no digital assets loaned with certain financial institutions. As of December 31, 2021, the Company has on loan select digital assets to borrowers at annual rates ranging from approximately 0.82% to 11.00% and accrue interest on a monthly basis. The digital assets on loan are measured at fair value through profit and loss.

As of December 31, 2021, digital assets on loan consisted of the following:

	Number of coins on loan	Fair Value	Fair Value Share
Digital and fiat currencies on loan:
Bitcoin	997.8835	$60,849,811	57%
Ethereum	8,541.8186	40,993,461	38%
Polkdot	151,662.7649	5,379,568	5%
Cardano	3,279.4500	5,624	0%
Total	164,481.9170	$107,228,464	100%

As of December 31, 2021, the digital assets on loan by significant borrowing counterparty is as follow:

	Interest rates	Number of coins on loan	Fair Value
Digital and fiat currencies on loan:
Counterparty A	11.00%	154,942.2149	$5,385,193
Counterparty C	4.0% - 5.125%	1,250.0000	20,043,867
Counterparty D	2.85% - 4.25%	2,451.1958	37,044,530
Counterparty F	0.82%-2.43%	5,838.5063	44,754,875
Total		164,481.9170	$107,228,464

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements
Years ended December 31, 2022 and 2021
(Expressed in Canadian dollars unless otherwise noted)

6.	Digital Assets (continued)

As of December 31, 2021, digital assets loan were concentrated with counterparties as follows:

	Geography	December 31, 2021
Digital and fiat currencies on loan:
Counterparty A	London, UK	5%
Counterparty C	United States	19%
Counterparty D	London, UK	35%
Counterparty F	United States	42%
Total		100%

The Company’s digital assets on loan are exposed to credit risk. The Company limits its credit risk by placing its digital assets on loan with high credit quality financial institutions that are believed to have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company's due diligence procedures may include, but are not limited to, review of the financial position of the borrower, review of the internal control practices and procedures of the borrower, review of market information, and monitoring the Company’s risk exposure thresholds. As of December 31, 2022 and 2021, the Company does not expect a material loss on any of its digital assets on loan. While the Company intends to only transact with counterparties that it believes to be creditworthy, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

Digital Assets Staked

As of December 31, 2022, the Company had no digital assets skated with certain financial institutions. As of December 31, 2021, the Company has skated select digital assets to borrowers at annual rates ranging from approximately 1.5% to 12% and accrue rewards as they are earned. The digital assets staked are measured at fair value through profit and loss.

As of December 31, 2021, digital assets staked consisted of the following:

	Number of coins on loan	Fair Value	Fair Value Share
Digital and fiat currencies on loan:
Polkdot	755,287.915	26,790,510	32%
Cardano	3,162,507.802	5,423,786	6%
Solana	231,732.350	51,679,668	62%
Euro	1,007.471	1,450	0%
Total	4,150,535.5383	$83,895,414	100%

As of December 31, 2021, the digital assets staked by significant borrowing counterparty is as follow:

	Interest rates	Number of coins on loan	Fair Value
Digital and fiat currencies on loan:
Counterparty B	1.50% - 12.0%	3,968,035.4883	73,623,935
Counterparty E	2.10%	137,500.0000	235,816
Counterparty G	7.76%	45,000.05	10,035,662
Total		$4,150,536	$83,895,414

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements
Years ended December 31, 2022 and 2021
(Expressed in Canadian dollars unless otherwise noted)

6.	Digital Assets (continued)

As of December 31, 2021, digital assets staked were concentrated with counterparties as follows:

	Geography	December 31, 2021
Digital and fiat currencies on loan:
Counterparty B	London, UK	88%
Counterparty E	Switzerland	0%
Counterparty G	United States	12%
Total		100%

The Company’s digital assets staked are exposed to market risk, liquidity risk, lockup duration risk, loss or theft of assets and return duration risk. The Company limits these risks by placing its digital assets staked with open term durations without lockups as a standard for all staking arrangements. The Company also places allocation limits by counterparty and only deals with high credit quality financial institutions that are believed to have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company's due diligence procedures may include, but are not limited to, review of the financial position of the counterparty, review of the internal control practices and procedures of the counterparty, review of market information, and monitoring the Company’s risk exposure thresholds. As of December 31, 2022 and 2021, the Company does not expect a material loss on any of its digital assets staked. While the Company intends to only transact with counterparties that it believes to meets the Company staking policy criteria, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

7.	Convertible promissory note

On May 7, 2021, the Company subscribed for a convertible promissory note in Earnity Inc., a Delaware Corporation, for US$100,000 ($121,560). The convertible promissory note had a term of 36 months and earned 5% interest. Earnity Inc. is offered a discount rate upon conversion into a qualified equity financing of 15%. A qualified equity financing triggering conversion of the note is an equity financing with a minimum aggregate sales price of not less than $4,000,000. On December 3, 2021, the principal and outstanding interest of US$102,205 ($130,946) were converted in to 85,142 class A referred shares of Earnity Inc.

8.	Right to use asset and lease liabilities

On April 1, 2022, the Company entered into a lease agreement for office space in Zug, Switzerland. The lease term is from April 1, 2022 to March 31, 2032. The Company recognized a right-of-use asset and a lease liability in the amount of $1,859,594 at inception of the lease. The amortization charge during the year was $69,322 calculated on a straight-line basis over the lease term.

	31-Dec-22	31-Dec-21
Right of use assets
Property	1,917,174	5,646
Total Right of use assets	1,917,174	5,646

	31-Dec-22	31-Dec-21
Lease liabilities
Current	$207,262	$-
Non-Current	1,709,911	5,646
Total Lease liabilities	$1,917,174	$5,646

Current balances have been included in accounts payable and accrued liabilities.

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements
Years ended December 31, 2022 and 2021
(Expressed in Canadian dollars unless otherwise noted)

9.	Acquisition of DeFi Capital Inc.

On December 10, 2020, the Company acquired 49% of DeFi Capital by issuing a total of 20,000,000 common shares of the Company to the shareholders of DeFi Capital in proportion to their pro rata shareholdings of DeFi Capital, in exchange for a 49% interest in DeFi Capital. The 20,000,000 common shares are fair valued at a price of $0.13 per share, based on the trading price of the common shares issued, for a total value of $2,600,000. On January 28, 2021, the Company acquired the remaining 51% of Defi Capital by issuing an additional 20,000,000 common shares of the Company. The 20,000,000 common shares are fair valued at a price of $0.99 per share, based on the trading price of the common shares issued, for a total value of $19,800,000. DeFi Capital is a company focused on investing, incubating, and managing trading technologies associated with the decentralized finance market. As a result of the control obtained through the acquisition of 100% of the outstanding shares of DeFi Capital, the asset and liabilities were consolidated into the Company’s financial statements. The assets consisted of one intangible asset being brand name. The Company paid total consideration of $22,400,000 in consideration of 100% ownership of DeFi Capital.

The acquisition of DeFi Capital is being treated as an asset acquisition for accounting purposes as DeFi Capital does not meet the definition of a business, as defined in IFRS 3, Business Combinations. The assets acquired and liabilities assumed were based on the fair value of consideration paid.

Purchase price consider paid:
Fair value of shares issued on December 10, 2020	$2,600,000
Fair value of shares issued on January 28, 2021	19,800,000
Fair value of shares issued	$22,400,000

Fair value of assets and liabilities assumed:
Brand Name	$22,406,968
Accounts payable	(6,968)
Total net assets aquired	$22,400,000

The Company assessed that it held significant influence over DeFi Capital after the initial acquisition on December 10, 2020 and as such has accounted for this 49% investment using the equity accounting method from December 10, 2020 to January 28, 2021. Since the transaction is an asset acquisition, the Company did not remeasure the previously held equity interest in DeFi Capital when the remaining 51% equity interest in DeFi Capital was acquired.

During the year ended December 31, 2020, the Company did not record any equity loss during the year. No dividends or cash distributions were received by the Company from the associate during the year.

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements
Years ended December 31, 2022 and 2021
(Expressed in Canadian dollars unless otherwise noted)

10.	Acquisition of Valour Inc.

On February 12, 2021, the Company initially acquired 20% interest in Valour (formerly known as Valour Structured Products Inc.) by issuing 21,000,000 common shares and on April 1, 2021, the Company acquired the remaining 84% (including the 4% dilution of its previously held equity interest) in Valour by issuing 36,934,316 common shares of the Company. Valour is a private company incorporated in the Cayman Islands that operates as an issuer of exchange-traded certificates linked to various digital currencies and hedging thereof. The acquisition has provided the Company an entry into the exchange-traded certificates market.

Details of the consideration for acquisition, net assets acquired and goodwill are as follows:

Consideration for acquisition:
Fair value of previously held equity interest	$11,694,200
Fair value of shares issued on April 1, 2021	66,481,769
Total consideration for the acquisition	$78,175,969
Treasury shares acquired	(7,360,000)
Fair value of shares issued	$70,815,969

Fair value of net assets acquired:
Cash and cash equivalents	3,859,430
Amounts receivable	21,677
Investments at fair value through profit or loss	1,537,800
Digital assets	67,831,424
Prepaid expenses and accrued revenues	403,701
Property, plant and equipment	10,443
Right-of-use assets	53,899
Accounts payable and accrued expenses	(1,094,855)
ETP holders payable	(68,848,678)
Lease liabilities	(53,899)
Brand Name	20,383,000
24,103,942
Goodwill	46,712,027
Net assets acquired	$70,815,969

As consideration of the acquisition, the Company issued a total of 57,934,316 common shares with an estimated fair value of $78,175,969 based on the value of the common shares on the closing dates: January 19, 2021 and April 1, 2021.

The goodwill acquired as part of the Valour acquisition is made up of assembled workforce and implied goodwill related to Valour’s management and staff experiences and Valour’s reputation in the industry. It will not be deductible for tax purposes.

The carrying value of the Company’s interest in Valour held before the business combination amounted to $17,640,000. The Company recognized a loss of $5,945,800 as a result of measuring at fair value its 16% equity interest (20% less 4% dilution) in Valour before the business combination. The loss is included in other income in the Company’s consolidated statement of operations and comprehensive loss for the year ended December 31, 2021. No acquisition-related costs were incurred in relation to the business combination.

The acquired business contributed revenue of $10,647,914 and net income of $4,707,541 to the group for the period from April 1, 2021 to December 31, 2021.

The revenue and net income of the combined entity for the current reporting period had the acquisition occurred at the beginning of the annual reporting period would be $13,481,643 and $6,158,594, respectively.

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements
Years ended December 31, 2022 and 2021
(Expressed in Canadian dollars unless otherwise noted)

11.	Intangibles and goodwill

Cost	Brand Name
Balance, December 31, 2020	$-
Acquisition of Defi Capital	22,406,968
Acquisition of Valour Inc. (Cayman)	20,383,000
Balance, December 31, 2021 and 2022	42,789,968

Accumulated Amortization	Brand Name
Balance, December 31, 2020	$-
Amortization	(3,582,697)
Impairment loss	(17,483,284)
Balance, December 31, 2021	$(21,065,981)
Amortization	(2,277,443)
Impairment loss	(13,865,356)
Balance, December 31, 2022	$(37,208,780)

Balance, December 31, 2021	$21,723,987
Balance, December 31, 2022	$5,581,188

Impairment test of brand name

During the year ended December 31, 2022, as the result of the excess of consideration paid over the fair value of the brand name acquired from Defi Capital and Valour Inc. (Cayman), the Company carried out a review of the recoverable amount of that brand name, which is used in its governance business line in Canada and ETP business line on Cayman Islands. The review led to the recognition of an impairment loss of $13,865,356 (December 31, 2021 - $17,483,284), which has been recognized in profit or loss.

Impairment test of goodwill

Goodwill acquired through business combination of $46,712,027 (2021 - $46,712,027) has been allocated to the ETP CGU.

The Company tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. The review led to the recognition of an impairment loss of $Nil (December 31, 2021 - $Nil).

Sensitivity

The Company has conducted an analysis of the sensitivity of the impairment test to changes in the key assumptions used to determine the recoverable amount of the ETP CGU to which goodwill is allocated.

The recoverable amount of the ETP CGU would equal its carrying amount if the key assumptions were to change as follows:

	31-Dec-22	31-Dec-21
Growth in staking reward	From 4.00% to 2.78%	From 4.00% to 2.78%
Growth in average assets under management per listing	From 10.00% to 1.87%	From 10.00% to 1.87%
Pre-tax discount rate	From 23.7% to 31.7%	From 21.96% to 28.69%

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements
Years ended December 31, 2022 and 2021
(Expressed in Canadian dollars unless otherwise noted)

11.	Intangibles and goodwill (continued)

The directors and management have considered and assessed reasonably possible changes for other key assumptions and have not identified any instances that could cause the carrying amount of the ETP CGU to exceed its recoverable amount.

12.	Accounts payable and accrued liabilities

	31-Dec-22	31-Dec-21
Corporate payables	$5,747,151	$4,377,352
Related party payable (Note 23)	75,228	34,819
	$5,822,379	$4,412,171

13.	Loan payable

On January 14, 2022 and January 17, 2022, the Company entered into various loans with a digital asset liquidity provider totaling $46,235,200 (US$37,000,000). Interest is accrued and calculated at rates between 8.15% to 8.27% per annum. Principal plus accrued interest are due and payable on April 14, 2022 and April 17, 2022. The loans were secured with 315 BTC and 7,330 ETH . The loans were extended with new maturity dates between May 14, 2022 and July 14, 2022 with interest rates ranging from 6.9% to 8.7%. The extended loans was secured with 415 BTC and 8,130 ETH. on April 4, 2022 the Company entered into a loan with a second digital asset provider for US$5,500,000. This second loan matures of June 4, 2022. The interest accrued interest at 7% annually and is payable monthly. The second loan was secured with 143 BTC. The Company partially repaid of one of the loans of $3,500,000 in April 2022, while the remainder of these loans have since been rolled and continue to be outstanding. The Company has spread the loans among three different digital asset liquidity providers to reduce single entity concentration and be able to obtain more competitive rates. During the year ended December 31, 2022, the loans were extended with new maturity dates varying between open term, September 14, 2022 and October 14, 2022 with interest rates ranging from 7.6% to 8.65%. The extended loans were secured with 1895 BTC and 18216 ETH. On November 10, 2022, a partial payment on the loan was made in the amount of $1,150,000.

As of December 31, 2022, the loan principal of $52,821,600 (US$39,000,000) was outstanding. The loans were extended with new maturity dates varying between Open Term December 2, 2022, December 14, 2022 and January 31, 2023 with interest rates ranging from 5.7% to 7.25%. The extended loans were secured with 1,759 BTC and 18.093 ETH.

One of Company’s loans payable is held with Genesis Global Capital LLC (“Genesis”). On January 20, 2023, Genesis declared bankruptcy and currently is not allowing withdrawals and not extending new loans. On March 15, 2023, the Court ruled that the Genesis debtors may not sell, buy, trade in crypto assets without prior consent by the creditors. The Court also allowed for the payment of some service providers required for upholding the operations but nothing beyond that. The next court hearing is scheduled for March 30, 2023. The Company’s loan with Genesis is an open term loan. The Genesis loan payable is US$6,000,000 and secured with 475 BTC. As at December 31, 2022, the value of the 475 BTC was US$7,833,570 and potential loan loss exposure is US$1,833,570.

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements
Years ended December 31, 2022 and 2021
(Expressed in Canadian dollars unless otherwise noted)

14.	ETP holders payable

The fair market value of the Company’s ETPs as at December 31, 2022 and December 31, 2021 were as follows:

	December 31, 2022 $	December 31, 2021 $
BTC Zero EUR	3,063,222	6,968,354
BTC Zero SEK	44,379,551	104,249,502
ETH Zero EUR	120,319	318,280
ETH Zero SEK	33,841,456	88,712,236
Polkadot SEK	5,312,625	38,985,823
Polkadot EUR	56	-
Cardano SEK	1,308	57,873,343
Cardano EUR	11,833,732	-
UNI SEK	86,714	1,581,079
UNI EUR	891,459	-
Solana SEK	5,494,963	64,802,745
Cosmos EUR	185
Valour Digital Asset Basket 10 EUR	790
Valour BTC Carbon Neutral EUR	1,107
Solana EUR	12,010	-
Avalanche EUR	697,454	-
Avalanche SEK	872	-
Enjin EUR	2,804	-
	105,740,627	363,491,362

The Company’s ETP certificates are unsecured and trade on the Nordic Growth Market “(NGM”) and / or Germany Borse Frankfurt Zertifikate AG. ETPs issued by the Company referencing the performance of digital assets are measured at fair value through profit or loss. Their fair value is a function of the unadjusted quoted price of the digital asset underlying the ETP, less any accumulated management fees. The fair value basis is consistent with the measurement of the underlying digital assets which are measured at fair value. The Company’s policy is always to hedge 100% of the market risk by holding the underlying digital asset. Hedging is done continuously and in direct correspondence to the issuance of certificates to investors.

15.	Realized and net change in unrealized gains and (losses) on digital assets

	Years ended December 31,
	2022	2021
Realized gains / (loss) on digital assets	$(47,595,432)	$1,969,871
Unrealized gains / (loss) on digital assets	(275,016,174)	(35,302,658)
	$(322,611,606)	$(33,332,787)

16.	Realized and net change in unrealized gains and (losses) on ETP payables

	Years ended December 31,
	2022	2021
Realized gains / (loss) on ETPs	$169,239,764	$(20,162,713)
Unrealized gains / (loss) on ETPs	151,142,463	58,071,269
	$320,382,227	$37,908,556

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements
Years ended December 31, 2022 and 2021
(Expressed in Canadian dollars unless otherwise noted)

17.	Expenses by nature

	Years ended December 31,
	2022	2021
Management and consulting fees	$7,218,330	$9,569,693
Travel and promotion	2,331,176	2,234,553
Office and rent	1,051,511	1,810,869
Accounting and legal	4,103,581	837,611
Regulatory and transfer agent	42,983	501,467
Current income tax recovery	478	-
	$14,748,059	$14,954,193

18.	Share Capital

a)	As at December 31, 2022 and 2021, the Company is authorized to issue:

I.	Unlimited number of common shares with no par value;

II.	20,000,000 preferred shares, 9% cumulative dividends, non-voting, non-participating, non-redeemable, non- retractable, and non-convertible by the holder. The preferred shares are redeemable by the Company in certain circumstances.

b)	Issued and outstanding shares

	Number of Common Shares	Amount
Balance, December 31, 2020	103,405,361	$23,357,691
Private placement financing	5,000,000	10,000,000
Share issuance costs allocated to shares	-	(309,901)
Acquisition of Defi Capital Inc. (Note 10)	20,000,000	19,800,000
Acquisition of Valour Inc. (Note 11)	57,934,316	84,121,769
Treasury shares acquired		(7,360,000)
Share exchange with Hive Blockchain Technologies Ltd	10,000,000	16,000,000
Share exchange with SDK:meta 10% equity acquisition	3,000,000	3,420,000
Warrants exercised	12,826,675	2,219,806
Grant date fair value on warrants exercised	-	328,602
Options exercised	1,514,400	238,940
Grant date fair value on options exercised	-	166,120
DSU exercised	4,500,000	15,830,000
Grant date fair value on DSU excercised		1,005,000
NCIB	(7,078,200)	(5,552,561)
Balance, December 31, 2021	211,102,552	$163,265,466
Private placement financings	7,736,865	1,384,009
Share issuance costs allocated to shares		(14,490)
Share issuance costs allocated to warrants		(1,587)
Shares issued for debt settlement	138,767	296,160
Warrants exercised	3,714,917	647,284
Grant date fair value on warrants exercised		136,447
Options exercised	500,000	45,000
Grant date fair value on options exercised	-	39,600
DSU exercised	4,377,500	3,561,550
Grant date fair value on DSU excercised		3,535,000
NCIB	(8,560,100)	(6,743,037)
Balance, December 31, 2022	219,010,501	$166,151,401

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements
Years ended December 31, 2022 and 2021
(Expressed in Canadian dollars unless otherwise noted)

18.	Share Capital (continued)

b)	Issued and outstanding shares (continued)

On March 9, 2021, the Company closed a non-brokered private placement financing and issued 5,000,000 shares for gross proceeds of $10,000,000 at a price of $2 per common share. The Company paid $309,902 in finders fees and other share issue costs. An officer of the Company subscribed 12,500 shares for $25,000.

Subscriptions for 189,900 Common Shares under the Offering constitute “related party transactions” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions (“MI 61-101”). For these transactions, the Company has relied on the exemption from the formal valuation requirement contained in Section 5.5(a) of MI 61-101 and has relied on the exemption from the minority shareholder requirements contained in Section 5.7(1)(a) of MI 61-101.

On November 14, 2022, the Company closed a non-brokered private placement financing and issued 7,736,865 unit for gross proceeds of $1,414,973 at a price of $0.20 per common unit, each unit consist of one common share of the Company and one-half warrant, each whole warrant entitles the holder to acquire one additional common share of the Company at an exercise price of $0.30 for a period of 24 months following the closing date. The transaction closed in 2 tranches with 3,724,926 warrants issued on November 14, 2022. At the issue date fair value of the warrants was estimated at $0.17 using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility based on the Company’s historical volatility of 69.4%; risk-free interest rate of 3.87% and an expected life of 2 years.

The second tranche closed on November 19, 2022 with 331,000 warrants issued. At the issue date fair value of warrants was estimated at $13,183 using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility based on the Company’s historical volatility of 69.4%; risk-free interest rate of 3.87% and an expected life of 2 years.

The Company also paid share and warrant issue costs of $14,490. Of the total subscriptions, 2,500,000 units were acquired by a former officer of the Company. Company paid $14,950 in finders fees and other share issue costs. A former officer of the Company subscribed 2,500,000 units for $500,000.

Subscriptions for 2,500,000 Common Shares under the Offering constitute “related party transactions” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions (“MI 61-101”). For these transactions, the Company has relied on the exemption from the formal valuation requirement contained in Section 5.5(a) of MI 61-101 and has relied on the exemption from the minority shareholder requirements contained in Section 5.7(1)(a) of MI 61-101.

c)	Normal Course Issuer Bid (“NCIB”)

On April 13, 2021, the Company commenced a NCIB to buy back common shares of the Company through the facilities of Neo Exchange Inc. and/or other Canadian alternative trading platforms. Under the terms of the NCIB, the Company may, if considered advisable, purchase its Common Shares in open market transactions through the facilities of the Exchange and/or other Canadian alternative trading platforms not to exceed up to 9.7% of the public float for the Common Shares as of April 9, 2021, or 18,162,177 Common Shares, purchased in aggregate. The price that the Company will pay for the Common Shares shall be the prevailing market price at the time of purchase and all purchased Common Shares will be cancelled by the Company. In accordance with Exchange rules, daily purchases (other than pursuant to a block purchase exception) on the Exchange under the NCIB cannot exceed 25% of the average daily trading volume on the Exchange as measured from November 9, 2020 to April 8, 2021.

On April 9, 2022, the Company extended its NCIB to buy back common shares of the Company through the facilities of Neo Exchange Inc. and/or other Canadian alternative trading platform. The NCIB was originally launched on April 13, 2021 and was set to expire on April 8, 2022. Under the terms of the NCIB, the company may, if considered advisable, purchase its common shares in open-market transactions through the facilities of the exchange and/or other Canadian alternative trading platforms not to exceed up to 10 per cent of the public float for the common shares as of April 8, 2022, or 20,359,513 common shares, purchased in aggregate. The price that the company will pay for the common shares shall be the prevailing market price at the time of purchase and all purchased common shares will be cancelled by the company. In accordance with exchange rules, daily purchases (other than pursuant to a block purchase exception) on the exchange under the NCIB cannot exceed 25 per cent of the average daily trading volume on the exchange as measured from Nov. 8, 2021, to April 8, 2022. The NCIB will be extended until April 7, 2023, or to such earlier date as the NCIB is complete.

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements
Years ended December 31, 2022 and 2021
(Expressed in Canadian dollars unless otherwise noted)

18.	Share Capital (continued)

c)	Normal Course Issuer Bid (“NCIB”) (continued)

During the year ended December 31, 2022, the Company purchased and cancelled 8,560,100 shares at an average price of $1.54 per share (December 31, 2021 – purchased and cancelled 7,078,200 shares at an average price of $1.90).

Issued and outstanding preferred shares

	Number of Preferred Shares	Amount
Balance, December 31, 2022 and 2021	4,500,000	$4,321,350

Subject to the discretion of the board of directors, holders of preferred shares are entitled to receive a 9% cumulative, preferential cash dividend, payable annually on the last day of January following the relevant completed fiscal year, ending December 31. The Company has not declared any dividends to December 31, 2021.

19.	Share-based payments reserves

Stock options, DSUs and Warrants

	Options			DSU		Warrants
	Number of Options	Weighted average exercise prices	Value of options	Number of DSU	Value of DSU	Number of warrants	Weighted average exercise prices	Value of warrants	Total Value
December 31, 2020	5,465,000	$0.21	$276,407	$-	$-	32,259,485	$0.19	$914,588	$1,190,995
Granted	21,420,000	1.54	21,898,191	13,125,000	23,886,948		-	-	45,785,139
Exercised	(1,514,400)	0.16	(166,121)	(4,500,000)	(16,835,000)	(12,826,675)	0.13	(328,602)	(17,329,723)
Expired / cancelled	(5,062,500)	1.36	(3,775,802)	-	-	-	-	-	(3,775,802)
Treasury shares	-	-	27,453	-	-	-	-	-	27,453
December 31, 2021	20,308,100	$1.27	18,260,128	8,625,000	$7,051,948	19,432,810	$0.20	$585,986	$25,898,062
Granted	5,300,000	1.02	7,274,616	6,500,000	8,614,838	4,055,926	0.04	171,926	16,061,381
Exercised	(500,000)	0.09	(39,600)	(2,000,000)	(7,096,550)	(3,714,917)	0.17	(136,447)	(7,272,597)
Expired / cancelled	(7,330,600)	0.50	(5,150,380)	(6,755,000)	(1,593,130)	(3,033,333)	0.01	(33,352)	(6,776,862)
Treasury shares	-	-	-	-	-	-	-	-	-
December 31, 2022	17,777,500	$1.27	$20,344,765	6,370,000	$6,977,106	16,740,486	$0.20	$588,113	$27,909,984

Stock option plan

The Company has an ownership-based compensation scheme for executives and employees. In accordance with the terms of the plan, as approved by shareholders at a previous annual general meeting, officers, directors and consultants of the Company may be granted options to purchase common shares with the exercise prices determined at the time of grant. The Company has adopted a Floating Stock Option Plan (the “Plan”), whereby the number of common shares reserved for issuance under the Plan is equivalent of up to 10% of the issued and outstanding shares of the Company from time to time.

Each employee share option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

The Company recorded $7,274,616 (2021 - $18,148,209) of share-based payments during the year ended December 31, 2022.

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements
Years ended December 31, 2022 and 2021
(Expressed in Canadian dollars unless otherwise noted)

19.	Share-based payments reserves (continued)

Stock options plan (continued)

The following share-based payment arrangements were in existence at December 31, 2022:

Number outstanding	Number exercisable	Grant date	Expiry date	Exercise price	Fair value at grant date	Grant date shar price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
542,500	542,500	16-Nov-20	16-Nov-25	$0.09	42,966	$0.09	138.70%	5	0%	0.46%
500,000	500,000	24-Feb-21	24-Feb-26	$1.58	1,149,500	$2.55	147.00%	5	0%	0.73%
1,000,000	1,000,000	22-Mar-21	22-Mar-26	$1.58	1,906,500	$2.12	145.70%	5	0%	0.99%
2,410,000	2,410,000	09-Apr-21	09-Apr-26	$1.58	3,852,626	$1.78	145.20%	5	0%	0.95%
3,200,000	3,200,000	18-May-21	18-May-26	$1.22	3,600,640	$1.25	145.60%	5	0%	0.95%
1,000,000	500,000	18-May-21	18-May-26	$1.22	1,125,200	$1.25	145.60%	5	0%	0.95%
750,000	750,000	25-May-21	25-May-26	$1.11	747,900	$1.11	145.50%	5	0%	0.86%
1,200,000	1,200,000	25-May-21	25-May-26	$1.11	1,196,640	$1.11	145.50%	5	0%	0.86%
1,150,000	1,150,000	13-Aug-21	13-Aug-26	$1.58	1,461,305	$1.43	143.70%	5	0%	0.84%
750,000	750,000	21-Sep-21	21-Sep-26	$1.70	1,141,125	$1.70	144.00%	5	0%	0.85%
250,000	250,000	13-Oct-21	13-Oct-26	$2.10	470,375	$2.10	144.00%	5	0%	1.27%
500,000	500,000	09-Nov-21	09-Nov-26	$3.92	1,758,050	$3.92	144.30%	5	0%	1.37%
425,000	425,000	31-Dec-21	31-Dec-26	$3.11	1,187,493	$3.11	145.00%	5	0%	1.25%
500,000	500,000	09-May-22	09-May-27	$2.00	591,950	$1.34	146.00%	5	0%	2.76%
1,200,000	1,200,000	09-May-22	09-May-27	$1.11	1,468,560	$1.34	146.00%	5	0%	2.76%
500,000	250,000	20-May-22	20-May-27	$1.00	334,300	$0.75	146.80%	5	0%	2.70%
400,000	100,000	21-Jul-22	21-Jul-27	$0.80	195,640	$0.50	147.50%	5	0%	3.00%
500,000	-	17-Oct-22	17-Oct-27	$0.17	73,350	$0.17	149.50%	5	0%	3.60%
1,000,000	-	19-Oct-22	19-Oct-27	$0.17	150,800	$0.17	149.40%	5	0%	3.71%
17,777,500	15,227,500				22,454,920

The weighted average remaining contractual life of the options exercisable at December 31, 2022 was 3.5 years December 31, 2021 – 3.8 years).

On January 26, 2022, the Company granted 500,000 stock options to a consultant of Company to purchase common shares of the Company for the price of $1.98 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $687,350 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 145.2.%; risk-free interest rate of 1.67%; and an expected average life of 5 years. These options were forfeited and cancelled on December 31, 2022.

On March 31, 2022, the Company granted 700,000 stock options to a consultant of Company to purchase common shares of the Company for the price of $1.43 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $903,840 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 145.8.%; risk-free interest rate of 2.39%; and an expected average life of 5 years. These options were forfeited and cancelled on December 31, 2022.

On May 5, 2022, the Company granted 500,000 stock options to a consultant of Company to purchase common shares of the Company for the price of $2 for a period of five years from the date of grant. The options shall vest 50% at the grant date and 50% six months from the date of grant. These options have an estimated grant date fair value of $591,950 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 146%; risk-free interest rate of 2.76%; and an expected average life of 5 years.

On May 5, 2022, the Company granted 1,200,000 stock options to an officer of Company to purchase common shares of the Company for the price of $1.11 for a period of five years from the date of grant. The options shall vest immediately. These options have an estimated grant date fair value of $1,468,560 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 146%; risk-free interest rate of 2.76%; and an expected average life of 5 years.

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements
Years ended December 31, 2022 and 2021
(Expressed in Canadian dollars unless otherwise noted)

19.	Share-based payments reserves (continued)

Stock options plan (continued)

On May 20, 2022, the Company granted 500,000 stock options to a consultant of Company to purchase common shares of the Company for the price of $1 for a period of five years from the date of grant. The options shall vest in four equal installments every three months. These options have an estimated grant date fair value of $334,300 using the Black- Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 146.8%; risk-free interest rate of 2.70%; and an expected average life of 5 years.

On July 21, 2022, the Company granted 400,000 stock options to a consultant of Company to purchase common shares of the Company for the price of $0.80 for a period of five years from the date of grant. The options shall vest in four equal installments every three months. These options have an estimated grant date fair value of $195,640 using the Black- Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 147.5%; risk-free interest rate of 3.00%; and an expected average life of 5 years.

On October 17, 2022, the Company granted 500,000 stock options to a consultant of Company to purchase common shares of the Company for the price of $0.165 for a period of five years from the date of grant. The options shall vest in four equal installments every three months. These options have an estimated grant date fair value of $73,350 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 149.5%; risk-free interest rate of 3.60%; and an expected average life of 5 years.

On October 19, 2022, the Company granted 1,000,000 stock options to a consultant of Company to purchase common shares of the Company for the price of $0.165 for a period of five years from the date of grant. The options shall vest in four equal installments every three months. These options have an estimated grant date fair value of $150,800 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 149.4%; risk-free interest rate of 3.71%; and an expected average life of 5 years.

On January 19, 2021, the Company granted 500,000 stock options to a consultant of the Company pursuant to the Company’s stock option plan. The options vest immediately and may be exercised at a price of $0.82 per option for a period of five years from the date of grant. The options have an estimated grant date fair value of $367,450 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 145.1%; risk-free interest rate of 0.41%; and an expected average life of 5 years.

On February 16, 2021, the Company granted a total of 1,000,000 stock options to a consultant of the Company to purchase shares of the company for the price of $2.05 per option for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vest on the date that is twelve months from the date of grant. The options have an estimated grant date fair value of $1,844,400 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 146.4%; risk- free interest rate of 0.57%; and an expected average life of 5 years. These options were forfeited and cancelled on May 25, 2021.

On February 19, 2021, the Company granted a total of 500,000 stock options to a consultant of the Company to purchase shares of the company for the price of $2.90 per option for a period of five years from the date of grant. The options shall vest in equal monthly instalments such that all options shall fully vest on the date that is twelve months from the date of grant. The options have an estimated grant date fair value of $1,308,500 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 147.5%; risk-free interest rate of 0.64%; and an expected average life of 5 years.

On February 24, 2021, the Company granted a total of 1,000,000 stock options to certain directors and advisor of the Company to purchase shares of the company for the price of $2.55 per option for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vest on the date that is twelve months from the date of grant. The options have an estimated grant date fair value of $2,299,000 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 147.0%; risk-free interest rate of 0.73%; and an expected average life of 5 years. Of the total grant, two directors of the Company were granted a total of 500,000 options. 500,000 of these options were forfeited and cancelled on May 25, 2021.

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements
Years ended December 31, 2022 and 2021
(Expressed in Canadian dollars unless otherwise noted)

19.	Share-based payments reserves (continued)

Stock options plan (continued)

On March 22, 2021, the Company granted a total of 1,000,000 stock options to certain consultants of the Company to purchase commons shares of the Company for the price of $2.12 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $1,906,500 using the Black - Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 145.7.%; risk-free interest rate of 0.99%; and an expected average life of 5 years.

On April 9, 2021, the Company granted a total of 4,070,000 stock options to certain director, officers, and consultants of to purchase commons shares of the Company for the price of $1.78 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $6,506,302 using the Black - Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 145.2.%; risk-free interest rate of 0.95%; and an expected average life of 5 years. Of the total options, 1,000,000 were granted to directors and officers of the Company.

On May 18, 2021, the Company granted a total of 6,950,000 stock options to certain director, officers, and consultants of the Company pursuant to purchase commons shares of the Company for a price of $1.22 for the period of five years from the date of grant. 5,950,000 of these options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant and 1,000,000 options shall vest in four equal instalments, with (a) the first instalment vesting on the date that is 12 months from the date of grant, (b) the second instalment vesting on the date that is 16 months from the date of grant, (c) the third instalment vesting on the date that is 20 months from the date of grant and (d) the fourth instalment vesting on the date that is 24 months from the date of grant. These options have an estimated grant date fair value of $7,820,140 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 145.6%; risk-free interest rate of 0.95%; and an expected average life of 5 years. Of the total grant, 2,700,000 were granted to directors and officers of the Company.

On May 25, 2021, the Company granted a total of 3,150,000 stock options to certain director and consultant of the Company pursuant to purchase commons shares of the Company for the price of $1.11 for a period of five years from the date of grant. 1,500,000 of these options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant whereas 1,200,000 options shall vest in (a) vest four equal instalments every three months such that all options fully vest by the date that falls 12 months from the date of grant and (b) vest upon the closing price of the common shares of DeFi Technologies Inc., on the NEO Exchange (or similar Canadian stock exchange on which such common shares are listed) being greater than C$4.80 per common share for five consecutive trading days. These options have an estimated grant date fair value of $3,141,180 using the Black- Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 145.5%; risk-free interest rate of 0.86%; and an expected average life of 5 years. Of the total grant, 450,000 were granted to a director of the Company.

On August 13, 2021, the Company granted a total of 1,150,000 stock options to certain director, officers, and consultants of the Company pursuant to purchase commons shares of the Company for a price of $1.58 for the period of five years from the date of grant. These options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of

$1,461,305 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 143.7%; risk-free interest rate of 0.84%; and an expected average life of 5 years. Of the total grant, 650,000 were granted to directors and officers of the Company.

On September 21, 2021, the Company granted a total of 750,000 stock options to certain consultants of the Company pursuant to purchase commons shares of the Company for a price of $1.70 for the period of five years from the date of grant. These options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $1,141,125 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 144.1%; risk-free interest rate of 0.85%; and an expected average life of 5 years.

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements
Years ended December 31, 2022 and 2021
(Expressed in Canadian dollars unless otherwise noted)

19.	Share-based payments reserves (continued)

Stock options plan (continued)

On October 13, 2021, the Company granted a total of 250,000 stock options to certain director, officers, and consultants of to purchase commons shares of the Company for the price of $2.10 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $470,375 using the Black - Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 144.0.%; risk-free interest rate of 1.27%; and an expected average life of 5 years.

On November 9, 2021, the Company granted a total of 500,000 stock options to certain director, officers, and consultants of to purchase commons shares of the Company for the price of $3.92 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $1,758,050 using the Black- Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 144.3.%; risk-free interest rate of 1.37%; and an expected average life of 5 years.

On December 31, 2021, the Company granted a total of 600,000 stock options to certain director, officers, and consultants of to purchase commons shares of the Company for the price of $3.11 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $1,676,460 using the Black- Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 145.0.%; risk-free interest rate of 1.25%; and an expected average life of 5 years.

Warrants

As at December 31, 2022, the Company had share purchase warrants outstanding as follows:

	Number outstanding & exercisable	Grant date	Expiry date	Exercise price	Fair value at grant date	grant date share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
Warrants	12,684,560	16-Nov-20	13-Feb-23	$0.25	423,263	$0.09	151.0%	2	0%	0.27%
Warrants	3,537,433	14-Nov-22	14-Nov-24	$0.30	153,355	$0.17	69.4%	2	0%	3.87%
Warrants	187,493	14-Nov-22	14-Nov-24	$0.30	6,975	$0.17	69.4%	2	0%	3.87%
Warrants	331,000	29-Nov-22	29-Nov-24	$0.30	13,183
Warrant issue costs					(8,662)
	16,740,486				588,114

As at December 31, 2021, the Company had share purchase warrants outstanding as follows:

	Number outstanding & exercisable	Grant date	Expiry date	Exercise price	Fair value at Grant date	grant date share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
Warrants	3,076,923	12-Jun-17	12-Jun-22	$0.20	129,432	$0.12	79.9%	5	0%	1.04%
Warrants	3,671,327	26-Jun-20	26-Jun-22	$0.05	40,367	$0.03	118.1%	2	0%	0.29%
Warrants	12,684,560	16-Nov-20	16-Nov-22	$0.25	423,262	$0.09	151.0%	2	0%	0.27%
Warrant issue costs					(7,075)
	19,432,810				585,986

Deferred Share Units Plan (DSUs)

On August 15, 2021, the Company adopted the DSUs plan. Eligible participants of the DSU Plan include any director, officer, employee or consultant of the Company. The Board fixes the vesting terms it deems appropriate when granting DSUs. The number of DSUs that may be granted under the DSU Plan may not exceed 5% of the total issued and outstanding Common Shares at the time of grant.

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements
Years ended December 31, 2022 and 2021
(Expressed in Canadian dollars unless otherwise noted)

19.	Share-based payments reserves (continued)

Deferred Share Units Plan (DSUs) (continued)

On August 15, 2021, the Company has adopted the DSUs plan of the Corporation. Eligible participants of the DSU Plan include any director, officer, employee or consultant of the Corporation. The Board fixes the vesting terms it deems appropriate when granting DSUs. The number of DSUs that may be granted under the DSU Plan may not exceed 5% of the total issued and outstanding Common Shares at the time of grant. The DSUs fair value is based on the Company’s share price on the date the DSUs are granted.

On September 21, 2021, the Company granted 5,675,000 DSUs to certain directors, officers and consultants of the Company. These DSUs have a grant day fair value of $9,874,500 and vest in four equal installments every six months, with the first instalment vesting on the date that is six months from the grant day.

On October 27, 2021, the Company granted 500,000 DSUs to certain directors, officers and consultants of the Company. These DSUs have a grant day fair value of $1,395,000 and vest in four equal installments every six months, with the first instalment vesting on the date that is six months from the grant day.

On November 20, 2021, the Company granted 500,000 DSUs to certain directors, officers and consultants of the Company. These DSUs have a grant day fair value of $1,900,000 and vest in four equal installments every three months, with the first instalment vesting on the date that is three months from the grant day.

On December 31, 2021, the Company granted 500,000 DSUs to certain directors, officers and consultants of the Company. These DSUs have a grant day fair value of $1,510,000 and vest in six months from the grant day.

On January 26, 2022, the Company granted 500,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $990,000 and vest in four equal installments every six months, with the first instalment vesting on the date that is six months from the grant day.

On March 31, 2022, the Company granted 600,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $858,000 and vest in four equal installments every six months, with the first instalment vesting on the date that is six months from the grant day.

On May 3, 2022, the Company granted 500,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $555,000 and vest immediately.

On July 21, 2022, the Company granted 2,400,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $1,200,000 and vest in four equal instalments every six months, with the first instalment vesting on the date that is six-months from the grant date.

On October 6, 2022, the Company granted 2,000,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $460,000 and vest in four equal instalments every three months, with the first instalment vesting on the date that is three-months from the grant date.

On October 19, 2022, the Company granted 500,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $75,000 and vest in four equal instalments every six months, with the first instalment vesting on the date that is six-months from the grant date.

The Company recorded $8,614,838 in share-based compensation during the year ended December 31, 2022 (2021 - $23,886,948).

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements
Years ended December 31, 2022 and 2021
(Expressed in Canadian dollars unless otherwise noted)

20.	Financial instruments

Financial assets and financial liabilities as at December 31, 2022 and 2021 are as follows:

	Asset / (liabilities) at amortized cost	Assets / (liabilities) at fair value through profit/(loss)	Total
December 31, 2021
Cash	$9,161,034	$-	$9,161,034
Amounts receivable	32,565	-	32,565
Public investments	-	18,146	18,146
Private investments	-	10,257,760	10,257,760
Derivative asset	-	284,404	284,404
USDC	-	4,063	4,063
Accounts payable and accrued liabilities	(4,412,171)	-	(4,412,171)
ETP holders payable	-	(363,491,362)	(363,491,362)
December 31, 2022
Cash	$4,906,165	$-	$4,906,165
Amounts receivable	67,102	-	67,102
Public investments	-	17,227	17,227
Private investments	-	43,505,269	43,505,269
USDC	-	1,586	1,586
Accounts payable and accrued liabilities	(5,822,379)	-	(5,822,379)
Loan payable	(52,821,600)	-	(52,821,600)
ETP holders payable	-	(105,740,627)	(105,740,627)

The Company’s financial instruments are exposed to several risks, including market, liquidity, credit and currency risks. There have been no significant changes in the risks, objectives, policies and procedures from the previous year. A discussion of the Company’s use of financial instruments and their associated risks is provided below:

Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s primary counterparty related to its cash carries an investment grade rating as assessed by external rating agencies. The Company maintains all or substantially all of its cash with a major financial institution domiciled in Canada. Deposits held with this institution may exceed the amount of insurance provided on such deposits

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In addition, some of the investments the Company holds are lightly traded public corporations or not publicly traded and may not be easily liquidated. The Company generates cash flow from proceeds from the disposition of its investments and digital assets. There can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. All of the Company’s assets, liabilities and obligations are due within one to three years.

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements
Years ended December 31, 2022 and 2021
(Expressed in Canadian dollars unless otherwise noted)

20.	Financial instruments (continued)

Liquidity risk (continued)

The Company manages liquidity risk by maintaining adequate cash balances and liquid investments and digital assets.

The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial and non-financial assets and liabilities. As at December 31, 2022, the Company had current assets of $112,137,312 (December 31, 2021 - $379,360,212) to settle current liabilities of $164,384,606 (December 31, 2021 -

$367,903,533).

The following table shows the Company’s source of liquidity by assets / (liabilities) as at December 31, 2022 and 2021.

December 31, 2021

	Total	Less than 1 year	1-3 years
Cash	$9,161,034	$9,161,034	$-
Amounts receivable	32,565	32,565	-
Public investments	18,146	18,146	-
Prepaid expenses	1,407,697	800,962	606,735
Digital assets	370,053,740	368,740,770	1,312,970
Private investments	10,257,760	-	10,257,760
Derivative asset	284,404	-	284,404
Accounts payable and accrued liabilities	(4,412,171)	(4,412,171)	-
ETP holders payable	(363,491,362)	(363,491,362)	-
Lease liabilities	(5,646)	-	(5,646)
Total assets / (liabilities) - December 31, 2021	$23,306,166	$10,849,943	$12,456,222

December 31, 2022

	Total	Less than 1 year	1-3 years
Cash	$4,906,165	$4,906,165	$-
Amounts receivable	67,102	67,102	-
Public investments	17,227	17,227	-
Prepaid expenses	564,742	564,742	-
Digital assets	106,635,434	106,582,076	53,358
Private investments	43,505,269	-	43,505,269
Accounts payable and accrued liabilities	(5,822,379)	(5,822,379)	-
Loan payable	(52,821,600)	(52,821,600)	-
ETP holders payable	(105,740,627)	(105,740,627)	-
Lease liabilities	(1,709,911)	-	(1,709,911)
Total assets / (liabilities) - December 31, 2022	$(10,398,578)	$(52,247,294)	$41,848,716

Digital assets included in the table above are non-financial assets except USDC. For the purposes of liquidity risk analysis, these non-financial assets were included as they are mainly utilized to pay off any redemptions related to ETP holders payable, a financial liability. The lent and staked digital assets fall under the “less than 1 year” bucket.

Market risk

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices.

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements
Years ended December 31, 2022 and 2021
(Expressed in Canadian dollars unless otherwise noted)

20.	Financial instruments (continued)

(a)	Price and concentration risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. In addition, most of the Company’s investments are in the technology and resource sector. At December 31, 2022, two investments made up approximately 19.1% (December 31, 2021 – two investment of 1.6%) of the total assets of the Company.

For the year ended December 31, 2022, a 10% decrease (increase) in the closing price of this these two positions would result in an estimated increase (decrease) in net loss of $4.0 million, or $0.02 per share.

For the year ended December 31, 2021, a 10% decrease (increase) in the closing price of this these two positions would result in an estimated increase (decrease) in net loss of $0.8 million, or $0.004 per share.

(b)	Interest rate risk

The Company’s cash is subject to interest rate cash flow risk as it carries variable rates of interest. The Company’s interest rate risk management policy is to purchase highly liquid investments with a term to maturity of one year or less on the date of purchase. Based on cash balances on hand at December 31, 2022, a 1% change in interest rates could result in $49,100 change in net loss.

(c)	Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company’s operations are exposed to foreign exchange fluctuations, which could have a significant adverse effect on its results of operations from time to time. The Company’s foreign currency risk arises primarily with respect to United States dollar, Euro and British Pound. Fluctuations in the exchange rates between this currency and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity to mitigate this risk. The Company reduces its currency risk by maintaining minimal cash balances held in foreign currency.

As at December 31, 2022 and 2021, the Company had the following financial and non-financial assets and liabilities, (amounts posted in Canadian dollars) denominated in foreign currencies:

December 31, 2022
	United States Dollars	British Pound	Swiss Franc	European Euro
Cash	$4,742,001	$-	$-	$-
Receivables	67,103	-	-	-
Private investments	6,852,769	-	36,652,500	-
Prepaid investment	551,379	-	-	-
Digital assets	106,635,434	-	-	136,189
Accounts payable and accrued liabilities	(2,649,621)	(72,189)	(23,685)	(21,687)
Loan payable	(52,821,600)
ETP holders payable	(105,740,627)	-	-	-
Net assets (liabilities)	$(42,363,163)	$(72,189)	$36,628,815	$114,502

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements
Years ended December 31, 2022 and 2021
(Expressed in Canadian dollars unless otherwise noted)

20.	Financial instruments (continued)

(c)	Currency risk (continued)

December 31, 2021

	United States Dollars	British Pound	European Euro
Cash	$8,928,642	$-	$-
Receivables	32,065	-	-
Private investments	10,257,760	-	-
Prepaid investment	34,436	-	2,409,710
Accounts payable and accrued liabilities	(3,363,109)	80,782	-
ETP holders payable	(363,491,362)
Net assets (liabilities)	$(347,601,568)	$80,782	$2,409,710

A 10% increase (decrease) in the value of the Canadian dollar against all foreign currencies in which the Company held financial instruments as of December 31, 2022 would result in an estimated increase (decrease) in net income of approximately $562,800 (December 31, 2021 - $34,511,100).

(d)	Digital currency risk factors: Perception, Evolution, Validation and Valuation

A digital currency does not represent an intrinsic value or a form of credit. Its value is a function of the perspective of the participants within the marketplace for that digital currency. The price of the digital currency fluctuates as a result of supply and demand pressures that accumulate in the market for it.

Having a finite supply (in the case of many but not all digital currencies), the more people who want to own that digital currency, the more the market price increases and vice-versa.

The most common means of determining the value of a digital currency is through one or more cryptocurrency exchanges where that digital currency is traded. Such exchanges publicly disclose the “times and sales” of the various listed pairs. As the marketplace for digital currencies evolves, the process for assessing value will become increasingly sophisticated.

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements
Years ended December 31, 2022 and 2021
(Expressed in Canadian dollars unless otherwise noted)

20.	Financial instruments (continued)

(e)	Fair value of financial instruments

The Company has determined the carrying values of its financial instruments as follows:

i.	The carrying values of cash, amounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.

ii.	Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2.

iii.	Digital assets classified as financial assets relate to USDC which is measured at fair value.

The following table illustrates the classification and hierarchy of the Company's financial instruments, measured at fair value in the statements of financial position as at December 31, 2022 and 2021.

	Level 1	Level 2	Level 3
Investments, fair value	(Quoted Market price)	(Valuation technique - observable market Inputs)	(Valuation technique - non-observable market inputs)	Total
Publicly traded investments	$17,227	$-	$-	$17,227
Privately traded investments	-	-	43,505,269	43,505,269
Digital assets	-	1,586	-	1,586
December 31, 2022	$17,227	$1,586	$43,505,269	$43,524,082
Publicly traded investments	$18,146	$-	$-	$18,146
Privately traded investments	-	-	10,257,760	10,257,760
Digital assets	-	4,063	-	4,063
December 31, 2021	$18,146	$4,063	$10,257,760	$10,279,969

Level 2 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 2 during the periods ended December 31, 2022 and December 31, 2021. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss

Investments, fair value for the period ended	December 31, 2022	December 31, 2021
Balance, beginning of period	$4,063	$636,600
Disposal	(2,477)	(632,537)
Balance, end of period	$1,586	$4,063

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the periods ended December 31, 2022 and December 31, 2021. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements
Years ended December 31, 2022 and 2021
(Expressed in Canadian dollars unless otherwise noted)

20.	Financial instruments (continued)

(e)	Fair value of financial instruments (continued)

Investments, fair value for the period ended	December 31, 2022	December 31, 2021
Balance, beginning of period	$10,257,760	$3,018,493
Purchases	34,498,750	4,710,797
Transferred to Level 2	-	(1,051,233)
Realized and unrealized gain/(loss) net	(1,251,241)	3,579,703
Balance, end of period	$43,505,269	$10,257,760

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly-traded companies.

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at December 31, 2022 and 2021.

Description	Fair vaue	Valuation technique	Significant unobservable input(s)	Range of significant unobservable input(s)
3iQ Corp.	$3,740,473	Recent financing	Marketability of shares	0% discount
Brazil Potash Corp.	2,189,794	Recent financing	Marketability of shares	0% discount
Earnity	14,991	Recent financing	Marketability of shares	0% discount
Luxor Technology Corporation	677,268	Recent financing	Marketability of shares	0% discount
SEBA Bank AG	36,652,500	Recent financing	Marketability of shares	0% discount
SDK:meta, LLC	-	Recent financing	Marketability of shares	0% discount
Skolem Technologies Ltd.	189,611	Recent financing	Marketability of shares	0% discount
VolMEX Labs Corporation	40,632	Recent financing	Marketability of shares	0% discount
December 31, 2022	$43,505,269

3iQ Corp.	$3,740,140	Recent financing	Marketability of shares	0% discount
Brazil Potash Corp.	2,049,779	Recent financing	Marketability of shares	0% discount
Earnity	198,356	Recent financing	Marketability of shares	0% discount
Luxor Technology Corporation	633,963	Recent financing	Marketability of shares	0% discount
SDK:meta, LLC	3,420,000	Recent financing	Marketability of shares	0% discount
Skolem Technologies Ltd.	177,488	Recent financing	Marketability of shares	0% discount
VolMEX Labs Corporation	38,034	Recent financing	Marketability of shares	0% discount
December 31, 2021	$10,257,760

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements
Years ended December 31, 2022 and 2021
(Expressed in Canadian dollars unless otherwise noted)

20.	Financial instruments (continued)

(e)	Fair value of financial instruments (continued)

3iQ Corp. (“3iQ”)

On March 31, 2020, the Company acquired 187,007 common shares of 3iQ as part of the Company’s acquisition of Valour (see Note 3 and 10). As at December 31 2022, the valuation of 3iQ was based on the February 2022 financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly As at December 31, 2022. As at December 31, 2022, a +/- 10% change in the fair value of 3iQ will result in a corresponding +/- $374,047 (December 31, 2021 - $374,014) change in the carrying amount.

Brazil Potash Corp. (“BPC”)

On September 11, 2020, the Company received 404,200 common shares of BPC as consideration of selling the Company’s Royalties to a non-arms length party of the Company (see Note 8 for details). As at December 31, 2022, the valuation of BPC was based on the August 2022 financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2021. As at December 31, 2021, a +/- 10% change in the fair value of BPC will result in a corresponding +/- $218,979 (December 31, 2021 - $204,978) change in the carrying amount.

Earnity Inc. (“Earnity”)

On April 13, 2021, the Company subscribed US$40,000 ($50,076) to acquire certain rights to certain future equity of Earnity (see Note 3). As at December 31 2022, the valuation of Earnity was based on the December 2022 financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly As at December 31 2022, a +/- 10% change in the fair value of Earnity will result in a corresponding +/- $1,499 (December 31, 2021 - $19,836) change in the carrying amount.

Luxor Technology Corporation (“LTC”)

On December 29, 2020, the Company subscribed US$100,000 ($128,060) to acquire certain rights to the preferred shares of LTC. The transaction was closed on February 15, 2021. On May 11, 2021, the Company subscribed additional rights of US$62,500 ($75,787). As at December 31 2022, the valuation of LTC was based on the December 2021 financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly As at December 31 2022. As at December 31 2022. a +/- 10% change in the fair value of LTC will result in a corresponding +/- $67,727 (December 31, 2021 - $63,396) change in the carrying amount.

SDK:Meta LLC

On June 3, 2021, the Company entered into a share exchange agreement with SDK exchanging 1,000,000 membership units of SDK with 3,000,000 shares of the Company valuing the investment at $3,420,000. During 2022, the Company impaired its investment in SDK:Meta LLC as they were unsuccessful in raising additional funds to continue to advance the company. As at December 31 2022, the valuation of SDK:Meta LLC was $Nil (December 31, 2021 - $3,420,000). Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly. As at December 31 2022, a +/- 10% change in the fair value of SDK:Meta LLC will result in a corresponding +/- 0 (December 31, 2021 +/- $342,000) change in the carrying amount.

SEBA Bank AG (“SEBA”)

On January 14, 2022, the Company invested $34,498,750 to acquire 3,906,250 non-votes shares of SEBA. As at December 31, 2022, the valuation of SEBA was based on the 2022 secondary trades which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2022. As at December 31, 2022, a +/- 10% change in the fair value of SEBA will result in a corresponding +/- $3,665,250 change in the carrying amount.

Skolem Technologies Ltd. (“STL”)

On December 29, 2020, the Company invested US$20,000 ($25,612) to acquire certain rights to the preferred shares of STL. On October 29, 2021, the Company rights were converted into 16,354 series A preferred shares. As at December 31, 2021, the valuation of STL was based on the October 2021 financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2022. As at December 31, 2022, a +/- 10% change in the fair value of STL will result in a corresponding +/- $18,961 (December 31, 2021 - $17,749) change in the carrying amount.

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements
Years ended December 31, 2022 and 2021
(Expressed in Canadian dollars unless otherwise noted)

20.	Financial instruments

(e)	Fair value of financial instruments (continued)

VolMEX Labs Corporation (“VLC”)

On February 23, 2021, the Company invested US$30,000 ($37,809) to acquire certain rights to the preferred shares of VLC. As at December 31, 2021, the valuation of VLC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly As at December 31, 2022. As at December 31, 2022. a +/- 10% change in the fair value of VLC will result in a corresponding +/- $4,063 (December 31, 2021 - $3,803) change in the carrying amount.

21.	Digital asset risk

(a)	Digital currency risk factors: Risks due to the technical design of cryptocurrencies

The source code of many digital currencies, such as Bitcoin, is public and may be downloaded and viewed by anyone. As with all code, there may be a bug in the respective code which is yet to be found and repaired and can ultimately jeopardize the integrity and security of one or more of these networks.

Should miners for reasons yet unknown cease to register completed transactions within blocks which have been detached from the block chain, the confidence in the protocol and network will be reduced, which will reduce the value of the digital currency associated with that protocol, and the ETP payable balances that are valued with reference to the respective digital asset.

Protocols for most digital assets or cryptocurrencies are public open source software, they could be particularly vulnerable to hacker attacks, which could be damaging for the digital currency market and may be the cause for investors to choose other currencies or assets to invest in.

(b)	Digital currency risk factors: Ownership, Wallets

Rather than the actual cryptocurrency (which are “stored” on the blockchain), a cryptocurrency wallet stores the information necessary to transact the cryptocurrency. Those digital credentials are needed so one can access and spend the underlying digital assets. Some use public-key cryptography in which two cryptographic keys, one public and one private, are generated and stored in a wallet. There are several types of wallets:

-	Hardware wallets are USB-like hardware devices with a small screen built specifically for handling private keys and public keys/addresses.

-	Paper wallets are simply paper printouts of private and public addresses.

-	Desktop wallets are installable software programs/apps downloaded from the internet that hold your private and public keys/addresses.

-	Mobile wallets are wallets installed on a mobile device and are thus always available and connected to the internet.

-	Web wallets are hot wallets that are always connected to the internet that can be stored in a browser or can be “hosted” by third party providers such as an exchange.

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements
Years ended December 31, 2022 and 2021
(Expressed in Canadian dollars unless otherwise noted)

21.	Digital asset risk (continued)

(c)	Digital currency risk factors: Political, regulatory risk in the market of digital currencies

The legal status of digital currencies, inter alia Bitcoin varies between different countries. The lack of consensus concerning the regulation of digital currencies and how such currencies shall be handled tax wise causes insecurity regarding their legal status. As all digital currencies remain largely unregulated assets, there is a risk that politics and future regulations may negatively impact the market of digital currencies and companies operating in such market. It is impossible to estimate how politics and future regulations may affect the market. However, future regulations and changes in the legal status of the digital currencies is a political risk which may affect the price development of the tracked digital currencies.

The perception (and the extent to which it is held) that there is significant usage of the digital assets in connection with criminal or other illicit purposes, could materially influence the development and regulation of digital assets (potentially by curtailing the same).

22.	Capital management

The Company considers its capital to consist of share capital, share based payments reserves and deficit. The Company’s objectives when managing capital are:

a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;

b)	to give shareholders sustained growth in value by increasing shareholders’ equity; while

c)	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

a)	raising capital through equity financings; and

b)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the NEO Exchange which requires one of the following to be met: (i) shareholders equity of at least $2.5 million, (ii) net income from continuing operations of at least $375,000, (iii) market value of listed securities of at least $25 million, or (iv) assets and revenues of at least $25 million. There were no changes to the Company’s capital management during the year ended December 31, 2022.

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements

Years ended December 31, 2022 and 2021

(Expressed in Canadian dollars unless otherwise noted)

23.	Related party disclosures

a)	The consolidated financial statements include the financial statements of the Company and its subsidiaries and its respective ownership listed below:

% equity interest
DeFi Capital Inc.	100
DeFi Holdings (Bermuda) Ltd.	100
Electrum Streaming Inc.	100
Valour Inc. (Cayman)	100
DeFi Europe AG	100
Crypto 21 AB	100
Valour Management Limited	100

b)	Compensation of key management personnel of the Company

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non- executive) of the Company. The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends. The remuneration of directors and other members of key management personnel during the year ended December 31, 2022 and 2021 were as follows:

	Year ended December 31,
	2022	2021
Short-term benefits	$1,673,537	$773,004
Shared-based payments	3,944,408	8,479,842
	$5,617,945	$9,252,846

As December 31,2022, the Company had $296,084 (December 31, 2021 - $11,124) owing to its current key management, and $356,340 (December 31, 2021 - $655,296) owing to its former key management. Such amounts are unsecured, non- interest bearing, with no fixed terms of payment or “due on demand”.

c)	During the year ended December 31, 2022 and 2021, the Company entered into the following transactions in the ordinary course of business with related parties that are not subsidiaries of the Company.

	Year ended December 31,
	2022	2021
2227929 Ontario Inc.	$120,000	$120,000
	$120,000	$120,000

**	Excl. HST & incl. bonus

The Company shares office space with other companies who may have common officers and directors. The costs associated with the use of this space, including the provision of office equipment and supplies, are administered by 2227929 Ontario Inc. to whom the Company pays a fee. As at December 31, 2022, the Company had a payable balance of $90,400 (December 31, 2021 - $nil) with 2227929 Ontario Inc. to cover shared expenses. The amounts outstanding are unsecured with no fixed terms of repayment. Fred Leigh, a former director and former officer of the Company, is also a director of 2227929 Ontario Inc.

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements

Years ended December 31, 2022 and 2021

(Expressed in Canadian dollars unless otherwise noted)

23.	Related party disclosures (continued)

In August 2017, Forbes & Manhattan, Inc. (“Forbes”) became an insider of the Company owning approximately 34.9% (approximately 34.9% at December 31, 2021) outstanding shares of the Company. On March 9, 2021, Forbes ceased to be an insider. The Company is also part of the Forbes Group of Companies and continue to receive the benefits of such membership, including access to mining professionals, advice from Stan Bharti, the Executive Chairman of Forbes and strategic advice from the Forbes Board of Advisors. An administration fee of $10,000 per month is charged by Forbes pursuant to a consulting agreement. As at December 31, 2022, the Company had a payable balance of $90,400 (December 31, 2021 - $nil). Such amounts are unsecured, with no fixed terms of repayment. Forbes participated in the Company’s March 2021 private placement financing and subscribed for 189,900 common shares for gross proceeds of $379,800.

The Company incurred $41,086 (2021 - $nil) in legal fees to a firm in which a director of the Company is a partner. Included in accounts payable and accrued liabilities were legal expenses of $34,759 (2021 – $8,550) incurred in the ordinary course of business at a law firm where a director of the company is a Partner.

Included in accounts payable and accrued liabilities were expenses of GBP 44,228 ($72,189) (December 31, 2021 - $75,731) expenses owed to Vik Pathak, a former director and officer of the Company. See Notes 24.

d)	The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of December 31, 2022 and December 31, 2021.

Investment	Nature of relationship to invesment	Estimated Fair value
Brazil Potash Corp.*	Officer (Ryan Ptolemy) of Investee	$2,189,794
SEBA Bank AG	Director (Olivier Roussy Newton) of investee	36,652,500
Total investment - December 31, 2022		$38,842,294

Investment	Nature of relationship to invesment	Estimated Fair value
Brazil Potash Corp.*	Director (Stan Bharti), officer (Ryan Ptolemy) of Investee	$2,049,779
Silo Wellness Inc.***	Former Director and Officer (Fred Leigh), Former Officer (Kenny Choi, Ryan Ptolemy) and common shareholders of investee	18,146
Total investment - December 31, 2021		$2,067,925

The Company has a diversified base of investors. To the Company’s knowledge, no one holds more than 10% of the Company’s shares on a basic share and partially diluted share basis as at December 31, 2022,

Valour Inc. (Cayman) holds 4,000,000 common shares of the Company.

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements

Years ended December 31, 2022 and 2021

(Expressed in Canadian dollars unless otherwise noted)

24.	Commitments and contingencies

The Company is party to certain management contracts. These contracts require that additional payments of up to approximately $2,198,960 be made upon the occurrence of certain events such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these consolidated financial statements. Minimum commitments remaining under these contracts were approximately $1,117,164, all due within one year.

The Company is, from time to time, involved in various claims and legal proceedings. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any ending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations.

In November 2021, the Company received a notice of application from two individuals seeking the enforceability of certain incentive stock option agreements between the respective individual and the Company and an additional $500,000 in punitive damages per individual. On November 8, 2022, the Superior Court of Justice (the “Court”) issued a ruling that the incentive stock option agreement between the respective individual and Company was enforceable. The Court ruled against any punitive damages. The Company is currently appealing the ruling.

25.	Operating segments

Geographical information

The Company operates in Canada where its head office is located and in Bermuda and Cayman islands where its operating business are located. Switzerland operates the Company’s ETPs business line which involves issuing ETPs, hedging against the underlying digital asset, lending and staking of digital assets and management fees earned on the ETPs. Bermuda operates the Company’s Venture portfolio and node business lines. Information about the Company’s assets by geographical location is detailed below.

December 31, 2022	Canada	Bermuda	Cayman Islands	Total
Cash	261,992	-	4,644,173	4,906,165
Amounts receivable	4,155	-	62,947	67,102
Public investments	-	-	17,228	17,228
Prepaid expenses	136,189	2,784	425,769	564,742
Digital Assets	-	144,246	106,491,188	106,635,434
Property, plant and equipment	-	15,543	5,080	20,623
Other non-current assets	92,017,379	40,632	5,657,647	97,715,658
Total assets	92,419,715	203,205	117,304,032	209,926,952

December 31, 2021	Canada	Bermuda	Cayman Islands	Total
Cash	271,976	-	8,889,058	9,161,034
Digital Assets	-	651,719	368,089,051	368,740,770
Other current assets	68,017	2,594	436,947	507,558
Property, plant and equipment	-	26,013	7,556	33,569
Other non-current assets	74,902,703	2,586,259	3,758,682	81,247,644
Total assets	75,242,696	3,266,585	381,181,294	459,690,575

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements

Years ended December 31, 2022 and 2021

(Expressed in Canadian dollars unless otherwise noted)

25.	Operating segments (continued)

Information about the Company’s revenues and expenses by subsidiary are detailed below:

For the year ended December 31, 2022	Valour Inc. (Canada)	DeFi Bermuda	Valour Inc. (Cayman)	Total
Realized and net change in unrealized gains and (losses) on digital assets	-	(3,135,165)	(319,476,441)	(322,611,606)
Realized and net change in unrealized gains and (losses) on ETP payables	-	-	320,382,227	320,382,227
Realized (loss) of derivative asset	-	(434,072)	-	(434,072)
Staking and lending income	-	5,329	4,513,672	4,519,001
Management fees	-	-	1,436,455	1,436,455
Node revenue	-	347,758	-	347,758
Realized (loss) on investments, net	(12,077)	-	-	(12,077)
Unrealized (loss) on investments, net	(1,231,993)	-	(754,564)	(1,986,557)
Interest income	2,641	-	52,623	55,264
Total revenue	(1,241,429)	(3,216,150)	6,153,972	1,696,393
Expenses
Operating, general and administration	9,282,891	43,889	5,421,279	14,748,059
Share based payments	15,889,455	-	-	15,889,455
Depreciation - property, plant and equipment	-	15,867	2,475	18,342
Depreciation - right of use assets	-	-	69,322	69,322
Amortization - intangibles	2,277,443	-	-	2,277,443
Finance costs		-	4,014,038	4,014,038
Transaction costs	140,886	-	973,055	1,113,941
Foreign exchange (gain) loss	139,109	-	(463,808)	(324,699)
Impairment loss	13,865,356	-	-	13,865,356
Total expenses	41,595,140	59,756	10,016,360	51,671,256
(Loss) income before other item	(42,836,569)	(3,275,906)	(3,862,389)	(49,974,864)
Other comprehensive loss
Foreign currency translation (loss) gain	(1,779)	115,366	(3,350,869)	(3,237,282)
Net (loss) income and comprehensive (loss) income for the period	(42,838,348)	(3,160,540)	(7,213,258)	(53,212,146)

For the year ended December 31, 2021	Valour Inc. (Canada)	DeFi Bermuda	Valour Inc. (Cayman)	Total
Realized and net change in unrealized gains and losses on ETP payables	-	-	37,908,556	37,908,556
Realized and net change in unrealized gains and losses on digital assets	-	1,024,688	(34,357,475)	(33,332,787)
Realized gain of derivative asset	-	284,604	-	284,604
Other trading income	-	-	16,865	16,865
Staking and lending income	-	4,530	3,351,502	3,356,032
Management fees	-	-	1,116,597	1,116,597
Node revenue	-	1,090,008	-	1,090,008
Realized (loss) gain on investments, net	(231,626)	-	24,094	(207,532)
Unrealized gain on investments, net	2,255,278	-	2,485,173	4,740,451
Interest income	5,682	-	102,602	108,284
Total revenue	2,029,334	2,403,830	10,647,914	15,081,078
Expenses
Operating, general and administration	11,540,053	37,869	3,376,271	14,954,193
Share based payments	42,035,158	-	-	42,035,158
Depreciation - property, plant and equipment	-	5,397	2,887	8,284
Depreciation - right of use assets	-	-	49,217	49,217
Amortization - intangibles	3,582,697	-	-	3,582,697
Finance costs	7,057	-	1,179,351	1,186,408
Transaction costs	-	-	1,315,775	1,315,775
Foreign exchange (gain) loss	(1,417)	26	16,872	15,481
Impariment loss	17,483,284	-	-	17,483,284
Total expenses	74,646,832	43,292	5,940,373	80,630,497
(Loss) income before other item	(72,617,498)	2,360,538	4,707,541	(65,549,419)
Loss on deemed disposal of an associate	(5,945,800)	-	-	(5,945,800)
Net (loss) income for the year	(78,563,298)	2,360,538	4,707,541	(71,495,219)
Other comprehensive loss
Foreign currency translation gain	-	19,752	221,312	241,064
Net (loss) income and comprehensive (loss) income for the year	(78,563,298)	2,380,290	4,928,853	(71,254,155)

Valour Inc. (Formerly DeFi Technologies Inc.)

Notes to the Consolidated financial statements

Years ended December 31, 2022 and 2021

(Expressed in Canadian dollars unless otherwise noted)

26.	Income taxes

a)	Provision for Income Taxes

Major items causing the Company’s income tax rate to differ from the Canadian federal and provincial statutory rate of 26.5% (2021 – 26.5%) were as follows:

	2022 $	2021 $
(Loss) before income taxes	(49,974,864)	(71,495,219)
Expected income tax recovery based on statutory rate	(13,243,000)	(18,946,000)
Adjustment to expected income tax recovery:
Change in foreign exchange rates	(86,000)	(5,000)
Permanent difference from difference in foreign tax	(2,044,000)	(2,044,000)
Provision to return adjustment	(1,979,092)	1,774,000
Share based compensation	4,211,000	11,139,000
Other	(9,000)	(1,000)
Change in unrecorded deferred tax asset	13,150,092	8,083,000
Deferred income tax provision (recovery)	-	-

b)	Deferred income tax

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences in Canada:

	2021 $	2021 $
Non-capital loss carry-forwards	43,751,000	38,106,000
Share issue costs	208,000	257,000
Exploration and evaluation assets	7,002,000	7,002,000
Investments	41,045,000	6,436,000
Capital losses carried forward	22,687,000	22,757,000
Total	114,693,000	74,558,000

The deferred tax impact for Valour Inc. (Cayman) and DeFi Bermuda are nil as the corporate income tax rate is 0% in these two countries.

The Company has approximately $43,751,000 of non-capital loss carry-forwards in Canada which may be used to reduce the taxable income of future years. These losses expire from 2026 to 2042.